Form 10-K, Exhibit 13
period 1996-12-31
HORIZON GROUP INC
filed 1997-03-31
CIK 911645

                                                                      EXHIBIT 13

                              HORIZON GROUP, INC.
                          SELECTED FINANCIAL DATA (A)

     The following table sets forth selected financial data of Horizon Group, Inc. (the "Company"), which includes the results of operations of McArthur/Glen from July 14, 1995, the date of the merger. The following information should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained elsewhere in this Annual Report.

                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------------------
                                             1996          1995         1994         1993        1992
                                             ----          ----         ----         ----        ----
                                           (THOUSANDS, EXCEPT PER SHARE AMOUNTS, NUMBER OF PROPERTIES,
                                                           AND SHAREHOLDERS OF RECORD)
OPERATING DATA:
Revenue.................................  $  154,499    $   93,929    $  43,267    $ 22,247    $ 15,776
Expenses................................     124,277        66,558       26,073      19,274      15,506
Impairment and severance................      65,355            --           --          --          --
Income (loss) before gain on sale of
  real estate, minority interests and
  extraordinary charge..................     (35,133)       27,371       17,194       2,973         270
Gain on sale of real estate.............         563           776          287         272         438
Net income (loss) before minority
  interests and extraordinary charge....     (34,570)       28,147       17,481       3,245         708
Minority interests......................       7,715        (6,776)      (2,940)     (2,702)         --
Extraordinary charge....................        (419)           --           --          --          --
Net income (loss).......................     (27,274)       21,371       14,541         543         708
Net income (loss) per common share
  before extraordinary charge...........       (1.32)         1.52         1.42         .06          --
Net income (loss) per common share for
  extraordinary charge..................        (.02)           --           --          --          --
Net income (loss) per common share......       (1.34)         1.52         1.42         .06          --
Dividends declared per common share
  (c)...................................       2.095         2.131        1.755        .247          --
                                          ----------    ----------    ---------    --------    --------
BALANCE SHEET DATA:
Real estate, net of accumulated
  depreciation (b)......................  $1,008,000    $1,023,745    $ 287,833    $176,512    $ 85,318
Total assets............................   1,095,221     1,059,090      300,043     218,146      89,695
Total mortgages and other debt..........     557,672       503,246       96,929      24,888      86,613
Total shareholders' equity (deficit)....     363,881       341,896      148,849     152,165      (1,872)
                                          ----------    ----------    ---------    --------    --------
OTHER DATA:
Funds From Operations before minority
  interests (d).........................  $   66,410    $   48,885    $  26,048    $  7,537    $  3,388
Adjusted Funds From Operations before
  minority interests (d)................      57,199        43,825       24,493          --          --
Cash flows provided by (used in):
  Operating activities..................      32,442        35,719       26,713       9,557       3,606
  Investing activities..................     (94,491)     (150,916)    (114,330)    (93,663)    (21,591)
  Financing activities..................      74,054       117,592       56,105     118,965      18,423
Total gross leasable area (square
  feet).................................       9,369         8,464        3,124       2,215       1,353
Number of properties....................          37            35           13          12           9
                                          ----------    ----------    ---------    --------    --------
SHARES AND SHAREHOLDERS (AT DECEMBER
  31,):
Shares outstanding......................      22,826        18,552       10,236      10,237          --
Shareholders of record (e)..............         883           642          315         239          --

                                                   (See footnotes on next page.)

-------------------------
(a) The selected financial data includes: for the period up to and including November 7, 1993, the combined financial statements of Horizon Group, Inc. and certain affiliated partnerships, the impact of the initial public offering and related transactions as of November 8, 1993 and for the period subsequent to November 8, 1993, the consolidated financial statements of Horizon Group, Inc.

(b) Certain reclassifications have been made to previously reported balances in order to provide comparability to the current year amounts. These reclassifications have not changed previously reported results or shareholders' equity.

(c) Included in 1995 is a special one-time dividend of $.111 per common share, declared in connection with the merger with McArthur/Glen.

(d) Adjusted Funds From Operations before minority interests is defined as income before minority interest (computed in accordance with generally accepted accounting principles) excluding (1) gains or losses from debt restructuring, certain one-time charges and write downs and sales of property, (2) depreciation of real estate, (3) amortization other than the amortization of deferred financing costs and (4) adjustments for unconsolidated partnerships and joint ventures (Funds from Operations based on the definition of the National Association of Real Estate Trusts in March
    1995), then further adjusted to, (1) eliminate the effect of straight-line rental income and rental expense and (2) deduct normalized capital expenditures associated with leasing, tenant improvements and non-revenue enhancing upkeep of properties.

(e) At December 31, 1996, does not include beneficial owners which exceed
    18,000.

                              HORIZON GROUP, INC.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL OVERVIEW

     Horizon Group Inc. (the "Company") has grown by developing new outlet shopping centers, expanding existing outlet shopping centers, acquiring outlet shopping centers and increasing rental revenue at its existing outlet shopping centers. On July 14, 1995, the Company expanded its operations by merging with McArthur/Glen Realty Corp. ("McArthur/Glen"), an owner, operator and developer of factory outlet centers. At the merger date, McArthur/Glen operated 20 outlet centers with 3.9 million square feet of gross leasable area ("GLA"). See Note 3 in the accompanying Consolidated Financial Statements for further information. At December 31, 1996, the Company operated 37 outlet centers containing an aggregate of 9.4 million square feet of GLA in 20 states compared to 35 outlet centers with 8.5 million square feet of GLA in 19 states at the end of 1995 and 13 factory outlet centers containing an aggregate of 3.1 million square feet of GLA in seven states at the end of 1994. The Company's occupancy for stabilized properties was 89%, 95% and 96% at December 31, 1996, 1995 and 1994, respectively. The Company's properties are considered to be stabilized if they have been open for twelve months or if they have reached full occupancy.

     The Company receives rental revenue through base rent, percentage rent and expense recoveries from tenants. Base rent represents a minimum amount for which tenants are contractually obligated. Percentage rent represents an amount tenants are obligated to pay as additional rent based on a percentage of the tenant's gross sales in excess of "breakpoint." Expense recoveries from tenants relate to the portion of the operating expenses for which the tenants are obligated to reimburse the Company, including real estate taxes, insurance, utilities and common area maintenance charges.

CONSOLIDATED RESULTS OF OPERATIONS

1996 COMPARED TO 1995

     The net loss before minority interests and extraordinary charge was $34.6 million in 1996 compared to net income before minority interests and extraordinary charge of $28.1 million in 1995. The loss in 1996 resulted from charges and asset write-downs aggregating $65.4 million, comprised of a $61.7 million provision primarily for asset impairment, $2.2 million related to discontinued development projects and $1.5 million in executive severance costs.

     As a result of the Company's review of the carrying value of its long-lived assets, the Company was required to recognize write-downs totaling $61.7 million during the fourth quarter of 1996 primarily pursuant to the provisions of Statement of Financial Accounting Standards No. 121 "Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" as follows:

     - Cost over-runs and limited success in leasing the Company's Dole Cannery project in Honolulu, Hawaii required a write-down of the Company's investment in that project together with a reserve against a related receivable. Beginning in 1997, the Company will expense and not capitalize leasing, interest or operating costs incurred on the Dole Cannery project.

     - The decision to market for sale two centers that, based on the expected net proceeds, required a write-down of the carrying values of such centers to their estimated fair value less cost to sell.

     - Revised occupancy expectations that indicated a permanent impairment of value of three other centers. These centers were written-down to estimated fair value.

     In addition, fourth quarter 1996 results include charges of $2.2 million related to development projects which will not be pursued and a $1.5 million provision for executive severance costs.

     Net income (loss) in 1996 before minority interests and extraordinary charge, excluding the $65.4 million in charges and write-downs, improved $2.6 million in 1996 compared to 1995. The improvement resulted principally from increased GLA due to the merger with McArthur/Glen, which added
3.9 million square feet of GLA, and the opening of three additional centers and the expansion of eight other centers which collectively added 905,000 square feet of GLA.

     Base and percentage rents increased $41.5 million and $0.7 million or 61% and 29%, respectively, in 1996 compared to 1995. These increases resulted from increased GLA due to the merger with McArthur/Glen and the opening and expansion of centers.

     Tenant expense recoveries increased $15.0 million or 79% in 1996 compared to 1995 as a result of additional leased space. For the twelve months ended December 31, 1996, expense recoveries covered 96.6% of property operating and real estate expenses compared to 92.3% in 1995.

     Depreciation and amortization increased $16.5 million or 80%, principally from a full year of combined operations relating to the merger with McArthur/Glen and additional development and expansion. Property operating and real estate tax expenses increased $14.6 million or 71% reflecting the growth in GLA.

     Land lease and other expense increased $.3 million in 1996 compared to 1995, principally due to the straight-line lease expense associated with the Dole Cannery project.

     General and administrative expenses increased $6.8 million in 1996 compared to 1995 from the inclusion of a full year of expense in 1996 from the merger with McArthur/Glen, higher provisions for uncollectible accounts receivable and increased leasing costs. Primarily as a result of higher provisions for uncollectible accounts receivable and increased leasing costs, general and administrative expenses, as a percentage of total revenues, increased to 7.6% in 1996 compared to 5.3% in 1995.

1995 COMPARED TO 1994

     Net income before minority interests increased $10.7 million or 61%, compared to the same period in 1994. These increases were primarily attributed to the merger with McArthur/Glen and the opening of three additional centers, the expansion of ten existing centers and the acquisition of one property adjacent to an existing center which collectively added 5.3 million square feet of GLA. 1995 also benefited from the inclusion for a full year of one additional center, together with the expansion of five existing centers, and the acquisition of three properties adjacent to existing centers open during 1994, but not operational for all of 1994, totaling 909,000 square feet of GLA.

     Depreciation and amortization increased $12.0 million or 140% resulting from the increased GLA, principally from the merger with McArthur/Glen and additional development, expansion and an acquisition. Property operating and real estate tax expenses increased $11.4 million or 124% reflecting the growth in GLA. General and administrative expenses increased $1.4 million in 1995 compared to 1994. As a result of operating efficiencies achieved through managing a larger portfolio, general and administrative expenses as a percentage of total revenues decreased to 5.3% in 1995 compared to 8.4% in 1994.

     Base and percentage rents increased $38.7 million and $1.0 million or 130% and 65%, respectively, in 1995 compared to 1994. These increases resulted from increased GLA due principally to the merger with McArthur/Glen and development, expansions and an acquisition.

     Tenant expense recoveries increased $10.5 million or 124% in 1995 compared to 1994 as a result of additional leased space. For the twelve months ended December 31, 1995, expense recoveries covered 92.3% of property operating and real estate tax expenses, compared to 92.5% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Although current in the payment of principal and interest, the Company was not in compliance with certain financial covenants contained in its revolving credit facilities and construction lines of credit which had outstanding balances aggregating $154.4 million at December 31, 1996. Each of the affected lenders has provided waivers to the Company. The Company currently anticipates that similar waivers may be required for subsequent quarters unless amendments or refinancing are obtained. While the Company has no reason to believe that such waivers will not be given and that it will not be able to obtain refinancing with a coverage tests or amendments that will permit the Company to satisfy the new terms on a going forward basis if required, there can be no assurance that such waivers will be given or that such amendments or refinancing will be available on terms acceptable to the Company. The Company is actively pursuing replacement credit facilities.

     The Company has a $205.0 million revolving credit facility agreement with First Chicago NBD and other banks ("FCNBD"), which expires in June 1999. At the Company's election, interest is charged at the rate of 1/4 of 1 percent over prime or 2 percent over the London Interbank Offered Rate ("LIBOR"). Borrowings under the FCNBD line of credit is primarily used for acquisitions, property expansion and development activities, and is collateralized by certain properties owned by the Company. On December 31, 1996, the FCNBD line of credit was not fully collateralized resulting in a borrowing base limitation of $132.7 million. The Company has fully borrowed on the collateralized portion of the line of credit and would need to provide additional collateral to access the remaining portion of the line of credit.

     Additionally, the Company has unsecured revolving credit facilities aggregating $24.0 million with two Michigan banks for working capital requirements. As of December 31, 1996, the Company had no borrowings under these revolving credit facilities. Interest on borrowings under these facilities is charged at the prime rate.

     The Company has a $125.0 million construction line of credit (the "Construction Line") with the Canadian Imperial Bank of Commerce ("CIBC") which expires October 1998. At the Company's option, fundings under the Construction Line bear interest at either (i) 1 1/2% over the greater of the construction lender's prime rate, or the overnight Federal Funds rate plus 1%, or (ii) LIBOR plus 2 1/2%. During 1996, the Company elected to use the rate of LIBOR plus
2 1/2%. The Company has entered into interest rate protection agreements with financial institutions protecting the Company from LIBOR interest rate increases above 6.5% during 1997. The Construction Line contains financial covenants including a limitation on the payment of dividends. The Construction Line is secured by the properties built with funds provided by the Construction Line and expires in October, 1998. At December 31, 1996, borrowings under the Construction Line were $21.7 million.

     All of the Company's lines of credit are recourse.

     The Company plans to expand existing centers by 198,000 square feet of GLA and complete development of a 223,000 square feet new center prior to December 31, 1997. Estimated cash requirements in 1997 to complete the 1997 delivery schedule and commence 1998 projects is approximately $41.4 million.

     In November 1996, the Company formed a venture (the "Venture") with a pension fund (the "Fund") advised by Heitman Capital Management. The Company contributed its Finger Lakes Outlet Center, a 325,000 square foot center in Finger Lakes, New York, in exchange for $34.9 million and 50% ownership in the Venture. The Fund contributed $34.9 million in cash for a $31.5 million preferred equity position that earns a 9.6% return on the outstanding balance and 50% ownership in the Venture. The Fund's equity position is convertible to
1.8 million shares of the Company's Common Stock. Upon completion of a future expansion, to be contributed by the Company, the Fund will contribute an additional $7.6 million in cash which will concurrently be distributed to the Company. This second contribution by The Fund will be convertible to 0.4 million shares of additional Common Stock of the Company.

     The Company received a $65.0 million mortgage in the first quarter of 1996 and a $99.3 million mortgage in the third quarter of 1996 from an institutional lender at fixed interest rates of 8.574% and 9.06%, respectively. Additionally, the Company received a $10.0 million mortgage from a life insurance company at a fixed rate of 8.25% with a four-year term. Proceeds from the mortgages were used to reduce current debt maturities and amounts outstanding under revolving credit facilities. The Company has also received a $21.5 million mortgage commitment from a life insurance company to replace construction debt scheduled to close in the third quarter of 1997.

     During 1996, the Company sold 1.5 million shares of Common Stock at a 5% discount to the then market price of $20.00 per share for an aggregate price of $28.9 million. The Company additionally issued .8 million shares of Common Stock under its Dividend Reinvestment Plan (DRIP) for an aggregate price of $16.4 million. Net proceeds from the foregoing sales of Common Stock were used to reduce amounts outstanding under revolving credit facilities. Future proceeds from shares sold under the DRIP are dependent upon the demand of current and future Shareholders which cannot be estimated at this time.

     Total tenant retail sales at Company centers increased in 1996 compared to 1995. In addition tenant sales, on a comparative store basis, increased approximately 1.2 percent in 1996 compared to 1995, comparable to the trend in the industry. Lower sales by certain tenants may however have a continuing adverse effect on tenant plans for new store openings. It is the Company's practice to achieve minimum pre-leasing levels prior to commencing construction activities. The Company's results of operations are significantly dependent on the overall health of the retail industry. Should declines in general retail industry conditions continue to slow tenant leasing commitments, the Company may delay construction of certain development and expansion projects pending the attainment of minimum pre-leasing levels. Such a delay may adversely affect the Company's ability to capitalize and defer a portion of its direct leasing and development overhead costs to the extent that the Company does not reduce such overhead costs.

     In order to qualify as a Real Estate Investment Trust ("REIT") for federal income tax purposes, the Company is required to pay dividends to its Shareholders of at least 95% of its REIT taxable income in addition to satisfying other requirements. Although the Company intends to make distributions to its shareholders in accordance with the requirements of the Internal Revenue Code of 1986, as amended, it also intends to retain such amounts as it considers necessary from time to time for the acquisition or development of new properties as suitable opportunities arise, for the expansion and renovation of its existing factory outlet centers, and for the retirement of debt.

     The Company anticipates that the cash flow from operations together with cash available from borrowings and other sources will be adequate to meet the capital and liquidity needs of the Company. The Company intends to meet its short-term borrowing requirements primarily through fixed-rate debt financing and its revolving and construction credit facilities. To meet its long-term liquidity requirements for growth, the Company intends to obtain funds through additional equity offerings or long-term debt financing in a manner consistent with its debt to market capitalization policy. There is no assurance that any such debt or equity financing will be available on acceptable terms.

OTHER INCOME

     Other income increased in 1996 compared to 1995 from higher lease termination income and income related to marketing. Other income increased in 1995 compared to 1994 from higher service fees and income related to marketing services that is recovered from tenants partially offset by lower leasing and development fees.

INTEREST EXPENSE

     Interest costs increased in both 1996 and 1995, as compared to the respective previous year, principally from higher average debt levels.

ADJUSTED FUNDS FROM OPERATIONS BEFORE MINORITY INTERESTS

     The Company believes that Adjusted Funds From Operations before minority interests is the primary indicator of the financial performance of the Company and is influenced by both the operations of the properties and the capital structure of the Company. Adjusted Funds From Operations before minority interests is defined as income before minority interest (computed in accordance with generally accepted accounting principles) excluding (1) gains or losses from debt restructuring, certain one-time charges and write downs and sales of property, (2) depreciation of real estate, (3) amortization other than the amortization of deferred financing costs and (4) adjustments for unconsolidated partnerships and joint ventures (Funds from Operations based on the definition of the National Association of Real Estate Trusts in March 1995), then further adjusted to, (a) eliminate the effect of straight-line rental income and rental expense and (b) deduct normalized capital expenditures associated with leasing, tenant improvements and non-revenue enhancing upkeep of properties. Adjusted Funds From Operations is the most significant factor considered by the Board of Directors in determining the amount of cash distributions the Company will make to shareholders. Adjusted Funds From Operations does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs. Adjusted Funds From Operations before minority interests and extraordinary charge in 1996 increased $13.4 million or 31% compared to 1995. The increase resulted principally from a full year of operations resulting from the merger on July 14, 1995 with McArthur/Glen. Adjusted Funds From Operations before minority interests and extraordinary charge increased $19.3 million or 79% in 1995 compared to 1994.

INFLATION

     The Company's leases with the majority of its tenants require the tenants to reimburse the Company for most operating expenses and increases in common area maintenance expenses, which reduces the Company's exposure to increases in costs and operating expenses resulting from inflation.

FORWARD LOOKING STATEMENTS

     The statements contained herein, which are not historical facts, are forward looking statements based upon economic forecast, budgets, and other factors, which, by their nature, involve known risk, uncertainties and other factors which may cause the actual results, performance or achievements of Horizon Group, Inc., to be materially different from any future results implied by such statements. In particular, among the factors that could cause actual results to differ materially are the following: business conditions and general economy; competitive factors; interest rates and other risks inherent in the real estate business. For further information on factors which could impact the Company and the statements contained herein, reference is made to the Company's other filings with the Securities and Exchange Commission.

                              HORIZON GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     YEAR ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                1996           1995          1994
                                                                ----           ----          ----
                                                              (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUE
  Base rent.................................................   $109,983       $68,533       $29,847
  Percentage rent...........................................      3,154         2,441         1,481
  Expense recoveries........................................     33,934        18,930         8,461
  Other.....................................................      7,428         4,025         3,478
                                                               --------       -------       -------
     TOTAL REVENUE..........................................    154,499        93,929        43,267
                                                               --------       -------       -------
EXPENSES
  Property operating........................................     23,192        14,351         6,110
  Real estate taxes.........................................     11,942         6,148         3,034
  Land leases and other.....................................      1,476         1,159           988
  General and administrative................................     11,764         4,970         3,613
  Depreciation and amortization.............................     37,209        20,660         8,616
  Provision for impairment and severance....................     65,355            --            --
  Interest..................................................     38,694        19,270         3,712
                                                               --------       -------       -------
     TOTAL EXPENSES.........................................    189,632        66,558        26,073
                                                               --------       -------       -------
INCOME (LOSS) BEFORE GAIN ON SALE OF REAL ESTATE, MINORITY
  INTERESTS AND EXTRAORDINARY CHARGE........................    (35,133)       27,371        17,194
  Gain on sale of real estate...............................        563           776           287
                                                               --------       -------       -------
NET INCOME (LOSS) BEFORE MINORITY INTERESTS AND
  EXTRAORDINARY CHARGE......................................    (34,570)       28,147        17,481
  Minority interests........................................      7,715        (6,776)       (2,940)
                                                               --------       -------       -------
NET INCOME (LOSS) BEFORE EXTRAORDINARY CHARGE...............    (26,855)       21,371        14,541
  Extraordinary charge on debt prepayment...................       (419)           --            --
                                                               --------       -------       -------
NET INCOME (LOSS)...........................................   $(27,274)      $21,371       $14,541
                                                               ========       =======       =======
Weighted average common shares outstanding..................     20,395        14,016        10,237
Net income (loss) per common share before extraordinary
  charge....................................................   $  (1.32)      $  1.52       $  1.42
Net loss on extraordinary charge............................       (.02)           --
                                                               --------       -------       -------
Net income (loss) per common share..........................   $  (1.34)      $  1.52       $  1.42
                                                               ========       =======       =======

        See accompanying notes to the consolidated financial statements.

                              HORIZON GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996            1995
                                                                 ----            ----
                                                                  (THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
ASSETS
Real estate, at cost:
  Land......................................................  $  135,078      $  135,439
  Buildings and improvements................................     855,707         802,910
  Construction in progress..................................      71,113         114,983
  Furniture, fixtures and equipment.........................      11,592           8,252
  Less accumulated depreciation.............................     (65,490)        (37,839)
                                                              ----------      ----------
     TOTAL REAL ESTATE......................................   1,008,000       1,023,745
Cash and cash equivalents...................................      18,572           6,567
Tenant accounts receivable..................................       6,807           7,186
Due from joint venture......................................      13,764              --
Assets held for sale........................................      13,075              --
Deferred costs..............................................      20,696          10,923
Other assets................................................      14,307          10,669
                                                              ----------      ----------
     TOTAL ASSETS...........................................  $1,095,221      $1,059,090
                                                              ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Mortgages and other debt....................................  $  557,672      $  503,246
Accounts payable and accrued expenses.......................      31,300          43,170
Prepaid rents and other tenant liabilities..................       5,568           4,504
Other liabilities...........................................       5,524           3,627
Dividends and distributions payable.........................      14,832          12,950
                                                              ----------      ----------
     TOTAL LIABILITIES......................................     614,896         567,497
                                                              ----------      ----------
MINORITY INTERESTS..........................................     116,444         149,697
                                                              ----------      ----------
SHAREHOLDERS' EQUITY:
Common stock, $.01 par value, 47,000 shares authorized,
  22,826 and 18,552 issued and outstanding as of December
  31, 1996 and 1995, respectively...........................         228             186
Additional paid-in capital..................................     448,637         355,803
Dividends in excess of net income...........................     (84,984)        (14,093)
                                                              ----------      ----------
  TOTAL SHAREHOLDERS' EQUITY................................     363,881         341,896
                                                              ----------      ----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................  $1,095,221      $1,059,090
                                                              ==========      ==========

        See accompanying notes to the consolidated financial statements.

                              HORIZON GROUP, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                               COMMON SHARES      ADDITIONAL    DIVIDENDS IN
                                              ----------------     PAID-IN      EXCESS OF NET    SHAREHOLDERS'
                                              NUMBER    AMOUNT     CAPITAL         INCOME           EQUITY
                                              ------    ------    ----------    -------------    -------------
                                                                        (THOUSANDS)
BALANCE, JANUARY 1, 1994..................    10,237     $102      $154,049       $ (1,986)        $152,165
Compensation related to stock bonus
  arrangement.............................       (1)                    108                             108
Net income................................                                          14,541           14,541
Dividends declared........................                                         (17,965)         (17,965)
                                              ------     ----      --------       --------         --------
BALANCE, DECEMBER 31, 1994................    10,236      102       154,157         (5,410)         148,849
Compensation related to stock bonus
  arrangement.............................                               97                              97
Merger with McArthur/Glen.................    7,839        78       191,004                         191,082
Units exchanged for common shares.........      446         5         9,865                           9,870
Stock options exercised...................       31         1           680                             681
Net income................................                                          21,371           21,371
Dividends declared........................                                         (30,054)         (30,054)
                                              ------     ----      --------       --------         --------
BALANCE, DECEMBER 31, 1995................    18,552      186       355,803        (14,093)         341,896
Compensation related to stock bonus
  arrangement.............................                                9                               9
Issuance of stock.........................    2,367        23        45,101                          45,124
Units exchanged for common shares.........    1,907        19        40,052                          40,071
Net loss..................................                                         (27,274)         (27,274)
Dividends declared........................                                         (43,617)         (43,617)
Adjustment to minority interests for
  ownership changes.......................                            7,672                           7,672
                                              ------     ----      --------       --------         --------
BALANCE, DECEMBER 31, 1996................    22,826     $228      $448,637       $(84,984)        $363,881
                                              ======     ====      ========       ========         ========

        See accompanying notes to the consolidated financial statements.

                              HORIZON GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------
                                                             1996           1995           1994
                                                             ----           ----           ----
                                                                         (THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) before extraordinary charge............  $ (26,855)     $  21,371      $  14,541
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Minority interests in net income (loss)................     (7,715)         6,776          2,940
  Depreciation...........................................     35,214         19,655          7,765
  Amortization...........................................      2,700          2,081          1,171
  Gain on sale of real estate............................       (563)          (776)          (287)
  Provision for asset impairment.........................     61,653             --             --
  Compensation related to stock bonus arrangement........          9             97            108
Changes in assets and liabilities:
  Tenant accounts receivable.............................       (287)        (4,198)        (1,581)
  Due from joint venture.................................    (13,763)            --             --
  Deferred costs and other assets........................    (14,401)        (7,909)        (1,678)
  Accounts payable and accrued expenses..................     (6,511)           (19)         2,637
  Other liabilities......................................      1,897           (589)           380
  Prepaid rents and other tenant liabilities.............      1,064           (770)           717
                                                           ---------      ---------      ---------
  NET CASH PROVIDED BY OPERATING ACTIVITIES..............     32,442         35,719         26,713
                                                           ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for real estate and improvements..........    (95,999)      (146,165)      (114,804)
  Proceeds from sale of real estate......................      1,508          1,185            474
  Business acquired, net of cash received................         --         (5,936)            --
                                                           ---------      ---------      ---------
  NET CASH USED IN INVESTING ACTIVITIES..................    (94,491)      (150,916)      (114,330)
                                                           ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of common stock.............     45,124             --             --
  Dividends..............................................    (40,883)       (25,392)       (13,256)
  Contribution from joint venture........................     34,900             --             --
  Distributions -- minority interests....................    (13,385)        (7,086)        (2,680)
  Proceeds from borrowings...............................    197,067        137,451         14,812
  Principal payments on mortgages and other debt.........   (115,633)       (27,378)          (971)
  Debt issue costs.......................................     (6,501)        (2,805)
  Net proceeds (repayments) on revolving credit
     facilities..........................................    (26,635)        42,122         58,200
  Proceeds from the exercise of stock options............         --            680             --
                                                           ---------      ---------      ---------
  NET CASH PROVIDED BY FINANCING ACTIVITIES..............     74,054        117,592         56,105
                                                           ---------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....     12,005          2,395        (31,512)
CASH AND CASH EQUIVALENTS:
  BEGINNING OF YEAR......................................      6,567          4,172         35,684
                                                           ---------      ---------      ---------
  END OF YEAR............................................  $  18,572      $   6,567      $   4,172
                                                           =========      =========      =========

        See accompanying notes to the consolidated financial statements.

                              HORIZON GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying consolidated financial statements of Horizon Group, Inc. (the "Company"), formerly HGI Realty, Inc., for the three years ended December 31, 1996 include the accounts of the Company and its subsidiary, Horizon/Glen Outlet Centers Limited Partnership ("Operating Partnership"), which was 81.6%, 72.3% and 83.1% owned as of December 31, 1996, 1995, and 1994, respectively. The Company is engaged in the ownership, acquisition, development and operation of outlet centers. On July 14, 1995, McArthur/Glen Realty Corp. ("McArthur/Glen") merged with and into the Company, the surviving corporation. See Note 3 for further information.

     The Company prepares its consolidated financial statements and maintains its books and records in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     REAL ESTATE AND DEPRECIATION -- Real estate assets consist primarily of outlet centers and are stated at cost, less accumulated depreciation. Costs incurred for the acquisition, development, construction and improvement of properties, as well as significant renovations and betterments to the properties, are capitalized. Maintenance and repairs are charged to expense as incurred. Interest costs incurred with respect to qualified expenditures relating to the construction of assets are capitalized during the construction period. Leasing costs and costs to obtain or refinance mortgages are capitalized as incurred. The cost of buildings and improvements are depreciated on the straight-line method over estimated useful lives which are: buildings, 31.5 years; improvements, shorter of 10 years or useful life.

     In accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value for assets to be held in portfolio. For assets to be sold, impairment is measured as the difference between carrying value and fair value, less costs to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest or a value derived from comparable sales transactions in the marketplace. During the fourth quarter of 1996, events and circumstances occurred which required a $61.7 million provision primarily for the impairment of assets. See Note 4. It is reasonably possible that the estimate of the provision for asset impairment may change in the near term because of the degree of judgment involved in determining fair value.

     REVENUE RECOGNITION -- Leases with tenants are accounted for as operating leases. Minimum annual rentals are generally recognized on a straight-line basis over the term of the respective lease. As a result of recording rental revenue on a straight-line basis, the Company has recorded receivables from tenants, net of reserves, in the amount of $2.6 million and $1.0 million as of December 31, 1996 and 1995, respectively, which the Company expects to collect over the remaining life of the leases rather than currently. Contingent rentals based on common area maintenance expenses and certain other expenses are accrued in the period in which the related expense is incurred. Percentage rents are accrued on the basis of reported tenant sales. Accounts receivable are reflected net of reserves of $2.1 million and $1.0 million as of December 31, 1996 and 1995, respectively. The provision for doubtful accounts in 1996, 1995 and 1994 was $2.1 million, $.3 million and $.2 million, respectively.

     INTEREST RATE PROTECTION CONTRACTS -- The Company uses interest rate protection contracts, including interest rate caps and corridors, to manage interest rate risk associated with floating rate debt. These contracts generally involve limiting the Company's interest costs with an upper limit or specified range on the underlying interest rate index. The costs of such contracts are included in deferred costs and are amortized on a straight-line basis over the life of the contracts as a component of interest expense. Amounts earned from interest rate protection contracts are recorded as a reduction of interest expense. The Company is exposed to credit losses in the event of counter-party non-performance, but does not anticipate any such losses based on the creditworthiness of the counter-parties.

     OTHER REVENUE -- Other revenue consists primarily of development, management, consulting, and leasing income related to other properties not included in the consolidation, interest income and income related to marketing services that is recovered from tenants pursuant to lease agreements.

     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

     DEFERRED COSTS AND OTHER ASSETS -- Leasing costs and direct financing costs are capitalized at cost. Amortization is recorded on the straight-line method over a ten year lease period or the life of the loan, respectively.

     INCOME TAXES -- The Company elected to be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year ending December 31, 1994. A corporate REIT is a legal entity that holds real estate interests, and, through payments of dividends to shareholders, is permitted to reduce or to avoid the payment of federal income taxes at the corporate level. As a REIT, the Company generally will not be taxed on income to the extent it distributes its REIT taxable income as defined in the Code to its shareholders and satisfies certain other requirements.

     MINORITY INTERESTS -- Minority interests includes the minority interests of the Company's consolidated subsidiaries and the minority interests of unitholders in the operating subsidiary of the REIT. Minority interests in earnings is calculated based on the proportion of ownership interest in the earnings of the applicable subsidiary. The unitholder minority interest is adjusted at each period end to reflect the ownership percentage at that particular time. The unitholder minority interest was 18.4%, 27.7% and 16.9% at December 31, 1996, 1995 and 1994, respectively.

     STOCK OPTION PLAN -- In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation" ("Statement 123"), which the Company adopted as of January 1, 1996. In accordance with Statement 123, the Company has elected to apply Accounting Principles Board Opinion No 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals or exceeds fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

     NET INCOME (LOSS) PER SHARE -- Primary net income (loss) per share is computed by dividing net income by the weighted average number of common and dilutive common stock equivalents outstanding during the year. Common stock equivalents include stock options and the convertible interests discussed in
Note 3.

     RECLASSIFICATIONS -- Certain reclassifications have been made to previously reported statements in order to provide comparability to the statements reported herein. These reclassifications have not changed previously reported results or shareholders' equity.

NOTE 3 -- BUSINESS COMBINATIONS AND ACQUISITIONS

     In November 1996, the Company formed a venture (the "Venture") with a pension fund (the "Fund") advised by Heitman Capital Management. The Company contributed its Finger Lakes Outlet Center, a 325,000 square foot center in Finger Lakes, New York, in exchange for $34.9 million and 50% ownership in the Venture. The Fund contributed $34.9 million in cash for a $31.5 million preferred equity position that earns a 9.6% return on the outstanding balance and 50% ownership in the Venture. The Fund's equity position, upon election by The Fund, is convertible into 1.8 million shares of the Company's Common Stock. Upon completion of a future expansion, to be contributed by the Company, The Fund will contribute an additional $7.6 million in cash which will concurrently be distributed to the Company. This second contribution by The Fund will be convertible into 0.4 million shares of additional Common Stock of the Company. The Company is developing the expansion pursuant to a development agreement with the Venture and manages and leases the entire property. As a result of the Company's control over the Venture, the 1996 financial statements include the assets and liabilities of the Venture and the interests of The Fund have been reflected as a component of minority interest.

     On July 14, 1995, McArthur/Glen merged with and into the Company as the surviving corporation and the operating partnerships of the respective companies, McArthur/Glen Outlet Centers Limited Partnership ("McArthur/Glen L.P.") and Horizon Outlet Centers Limited Partnership, were consolidated into the Horizon/Glen Outlet Centers Limited Partnership ("Horizon/Glen Partnership") (the "Merger"). McArthur/Glen developed, owned and managed outlet centers. Each outstanding share of McArthur/Glen common stock was converted into .64 shares of HGI common stock and each outstanding McArthur/Glen L.P. partnership unit was converted into .64 units of the limited partnership interest of the Horizon/Glen Partnership. Each outstanding unit of Horizon Outlet Centers Limited Partnership was converted into one unit of limited partnership interest in the Horizon/Glen partnership. The purchase price of $600.4 million consisted of cash of $.9 million, cash of $6.3 million representing costs incurred by Horizon in connection with the Merger, 13.2 million HGI common shares and Horizon/Glen partnership units with a market value at the Merger date of $322.0 million, and the assumption of $271.2 million in liabilities. The purchase price was allocated based on estimated fair values at the date of the Merger. In addition, outstanding employee stock options to purchase McArthur/Glen common stock were converted into options to purchase approximately 688,000 shares of the Company's common stock.

     The Merger was accounted for using the purchase method in accordance with Accounting Principles Board Opinion No. 16. The accompanying consolidated financial statements include the results of operations of McArthur/Glen from the date of the Merger.

     At December 31, 1996 and 1995, the Company had accrued termination and severance costs of $1.1 million and $6.9 million related to the merger, respectively. The Company paid $2.5 million in 1996 and $1.2 million in 1995 for termination and severance costs. During 1996, the Company reduced the remaining accrual by $3.3 million, which was reflected as an adjustment of the purchase price.

     The following unaudited pro forma summarized results of operations for the years ended December 31, 1995 and 1994 assumes the Merger occurred at the beginning of the respective periods.

                                                           PRO FORMA   PRO FORMA
                                                             1995        1994
                                                           ---------   ---------
                                                            (THOUSANDS, EXCEPT
                                                            PER SHARE AMOUNTS)
Total revenue............................................  $131,804    $108,380
Net income...............................................    26,575      24,292
Net income per share.....................................  $   1.46    $   1.34

     The pro forma information is provided for information purposes only. It is based on historical information and is not necessarily indicative of what actual results of operations of the Company would have been, assuming the Merger had been consummated as of the beginning of the period presented.

     The following table summarizes non-cash investing and financing activity related to the Company's merger with McArthur/Glen.

Fair value of assets acquired...............................  $ 600,433
Horizon common stock and Horizon/Glen partnership units
  issued....................................................   (322,034)
Cash paid...................................................     (7,227)
                                                              ---------
Liabilities assumed.........................................  $ 271,172
                                                              =========

     In 1995, the Company acquired an outlet center, adjacent to an existing center owned by the Company, for a purchase price of $8.7 million, consisting primarily of the assumption of existing mortgage indebtedness and unpaid real estate tax obligations.

     In 1994, the Company acquired three outlet centers adjacent to existing outlet centers owned by the Company. The combined purchase price of all of the properties was $56.3 million, consisting of $41.5 million in cash and the assumption of $14.8 million of existing mortgage indebtedness.

NOTE 4 -- IMPAIRMENT AND SEVERANCE

     Results of operations for 1996 include a charge of $65.4 million, comprised of a $61.7 million provision for asset impairment, a $2.2 million charge related to discontinued development projects and a $1.5 million provision for executive severance costs. The asset impairment loss resulted from (1) cost over-runs and limited leasing success in its Dole Cannery project, (2) an initiative by the Company to market two centers for sale and (3) revised occupancy estimates on three centers that indicated a permanent impairment in their value.

NOTE 5 -- MORTGAGES AND OTHER DEBT

     Mortgages and other debt consist of the following (in thousands):

                                                              DECEMBER 31,
                                                           -------------------
                                                             1996       1995
                                                             ----       ----
Construction.............................................  $ 21,720   $ 42,131
Permanent................................................   402,891    246,919
Corporate and other......................................   133,061    214,196
                                                           --------   --------
                                                           $557,672   $503,246
                                                           ========   ========

     Debt matures during each of the five years subsequent to 1996 as follows (in thousands):

1997........................................................  $ 11,110
1998........................................................    41,459
1999........................................................   138,985
2000........................................................    29,331
2001........................................................    32,657
Thereafter..................................................   304,130
                                                              --------
                                                              $557,672
                                                              ========

     Although current in the payment of principal and interest, the Company was not in compliance with certain financial covenants contained in its revolving credit facilities and construction line of credit at December 31, 1996. Each of the affected lenders has provided waivers to the Company. The Company currently anticipates that similar waivers may be required for subsequent quarters unless amendments or refinancing are obtained. While the Company has no reason to believe that such waivers will not be given and that it will not be able to obtain refinancing with a coverage test or amendments that will permit the Company to satisfy the new terms on a going forward basis if required, there can be no assurance that such waivers will be given or that such amendments or refinancing will be available on terms acceptable to the Company. The financial statements do not include any adjustments relating to this uncertainty. The Company is actively pursuing replacement credit facilities.

     During 1996, the Company merged its First Chicago NBD and other banks ("FCNBD") secured revolving lines of credit of $105.0 million and $100.0 million into one $205.0 million facility. Interest is based, at the election of the Company, at prime plus 1/4% or LIBOR plus 2%. FCNBD also charges an availability fee on the unborrowed portion of the line which ranges from .25% to .375% depending upon usage. The line of credit, which expires June 1999, is secured by certain of the Company's properties. On December 31, 1996, the FCNBD line of credit was not fully collateralized resulting in a borrowing base limitation of $132.7 million. The Company has fully borrowed on the collateralized portion of the line of credit and would need to provide additional collateral to access the remaining portion of the line of credit. The Company also has a $20.0 million and a $4.0 million revolving credit facility for working capital requirements, expiring in May 1997 and June 1998, respectively, with interest under both facilities charged at prime. No amounts were borrowed under these lines at December 31, 1996. Average daily short-term interest-bearing borrowings during 1996 and 1995 were $165.7 million and $98.0 million, with a weighted average interest rate of 7.7% and 8.4%. The maximum short-term borrowings outstanding at any month end during 1996 and 1995 were $198.7 million and $159.3 million.

     The Company has a $125.0 million construction line of credit (the "Construction Line") with Canadian Imperial Bank of Commerce which bears interest at the Company's option, either (i) 1.5% per annum over the greater of the construction lender's prime rate or the overnight federal funds rate plus 1%, or (ii) LIBOR plus 2.5%. LIBOR equals 5.5% and 5.9375% at December 31, 1996 and 1995. During 1996 and 1995, the Company elected to use the rate of LIBOR plus 2.5%. The Construction Line is secured by the properties built with funds provided by the Construction Line, is recourse to the Company, and expires in October of 1998. As of December 31, 1996 and 1995, borrowings under the Construction Line were $21.7 million and $38.5 million, respectively. In addition, $3.6 million was outstanding at December 31, 1995, under an additional construction agreement. Average daily short-term interest-bearing borrowings during 1996 and 1995 were $44.8 million and $5.1 million, with a weighted average interest rate of 8.6% and 9.8%, respectively. The maximum short-term borrowings outstanding at any month end during 1996 and 1995 were $58.4 million and $44.4 million, respectively.

     At December 31, 1996 and 1995, the Company had loans with various lending institutions providing for $402.9 million and $246.9 million of permanent financing, respectively. During 1996, the Company received a $99.3 million mortgage and a $65.0 million mortgage from an institutional lender at fixed interest rates of 9.06% and 8.574%, respectively. Each mortgage had a ten-year term. In addition, the Company obtained a $10.0 million mortgage from a life insurance company at a fixed rate of 8.25% with a four-year term. Proceeds from the mortgages were used to repay debt outstanding under revolving credit facilities.

     Investment in rental property collateralizes all permanent loans which mature at various dates principally through 2018. These loans bear interest, primarily at fixed rates, ranging from 7.875% to 10.5%, except for variable rates on a $8.1 million and a $9.4 million mortgage of prime plus 2.25% and LIBOR plus 2.8%, respectively. The prime rate was 8.25% and 8.5% at December 31, 1996 and 1995, respectively. The outstanding balances on these mortgages was $6.5 million and $8.2 million in 1996 and $7.7 million and $8.4 million in 1995.

     Of the December 31, 1996 debt balance, $63.0 million was assumed on July 14, 1995 in connection with the Merger. The assumed debt was recorded at fair market value, and at December 31, 1996 a premium of $4.3 million is being amortized over the life of the respective loans on a straight-line basis resulting in effective interest rates ranging from 7.9% to 8.16%.

     In connection with the Merger, the Company assumed $65.0 million of debt under a short-term credit agreement which had a balance at December 31, 1995 of $54.7 million. The loan was repaid in 1996.

     As of December 31, 1996, the Company had entered into interest rate protection agreements, with financial institutions rated "A" or better, protecting the Company from increases in interest rates and the financial institution from decreases in interest rates as follows (dollars in thousands):

                  NOTIONAL
                   AMOUNT                        INDEX    RATE COLLAR      TERM
                  --------                       -----    -----------      ----
$75,000......................................    LIBOR     5.00%-6.5%    1996-1997
 25,000......................................    LIBOR     5.00%-6.5%    1996-1997
 50,000......................................    LIBOR     5.00%-6.5%    1996-1997

     At December 31, 1996 the Company also had an interest rate protection agreement with a notional amount of $9.4 million, protecting a LIBOR rate increase above 7.2%, which expires August, 1998. At

December 31, 1995, the Company had an additional $8.1 million interest rate protection agreement protecting a prime interest rate increase above 9.5%, which expired in 1996.

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995.

                                                  1995                    1996
                                          --------------------    --------------------
                                          CARRYING      FAIR      CARRYING      FAIR
                                           VALUE       VALUE       VALUE       VALUE
                                          --------     -----      --------     -----
                                                          (THOUSANDS)
Long-term debt........................    $503,246    $510,131    $557,672    $558,413
Interest rate protection agreements...         249        (636)        159          39

     The carrying amounts of the Company's borrowings under its revolving credit agreements approximate their fair value. The fair value of the Company's long-term debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value for interest rate caps and collars is based on dealer quotes and reflects the estimated amounts the Company would receive or pay to terminate the contracts. The carrying value of cash and cash equivalents, receivables and payables approximate their fair value.

     Cash paid for interest for the years ended December 31, 1996, 1995 and 1994 (net of interest capitalized of $8.9 million, $5.1 million, and $1.4 million) was $38.7 million, $15.7 million, and $3.0 million, respectively. Debt issue cost amortization, classified as a component of interest expense, (net of amounts capitalized of $0.2 million, $0.2 million, and $0.1 million) was $1.1 million, $0.9 million, and $0.2 million in 1996, 1995 and 1994, respectively.

NOTE 6 -- DEFERRED COSTS AND OTHER ASSETS

                                                                 DECEMBER 31,
                                                             ---------------------
                                                              1996          1995
                                                              ----          ----
                                                                (IN THOUSANDS)
Deferred costs consist of the following:
Deferred leasing costs...................................    $14,660       $10,148
Deferred financing costs.................................     10,553         4,502
Other....................................................      1,425           643
                                                             -------       -------
                                                              26,638        15,293
Accumulated amortization.................................     (5,942)       (4,370)
                                                             -------       -------
                                                             $20,696       $10,923
                                                             =======       =======

Other assets consist of the following:
Future development projects..............................    $ 3,115       $ 4,541
Escrow deposits..........................................      6,064         2,603
Other....................................................      5,128         3,525
                                                             -------       -------
                                                             $14,307       $10,669
                                                             =======       =======

     At December 31, 1996, the Company had $13.8 million due from an unconsolidated joint venture in which the Company has a 45% interest. The amount due represents cash advances for construction of an expansion to an existing center. The Company expects to be repaid in the third quarter of 1997 from the proceeds of construction debt and a long-term mortgage of the joint venture.

NOTE 7 -- LEASES

     Space in outlet centers is leased to various tenants under operating leases which are generally for 5 to 10 year periods. The leases usually grant tenants renewal options and provide for additional or contingent rents based on certain operating expenses as well as tenants' sales volume. The Company expects expiring leases will be renewed or replaced by other leases in the normal course of business.

     Minimum future rentals to be received under non-cancelable leases are summarized as follows:

(THOUSANDS)
-----------
1997.................................................  $106,803
1998.................................................    95,481
1999.................................................    82,866
2000.................................................    63,486
2001.................................................    43,834
Thereafter...........................................   133,696
                                                       --------
Total................................................  $526,166
                                                       ========

     The Company is subject to the usual business risks associated with the collection of the above scheduled rentals.

     The Company leases land and a building for outlet centers under five operating lease agreements expiring through the year 2093. At December 31, 1996, minimum cash rental commitments to the expiration date were $493.0 million, of which $4.4 million is due in each of the next four years and $5.0 million in year five. The Company is required to recognize lease expense of $8.0 million, on a straight-line basis, for its Dole Cannery project lease which expires in 2045. Lease expense for the Dole Cannery lease will exceed cash requirements in the next four years by $4.8 million per year and $4.2 million in year five.

NOTE 8 -- SHAREHOLDERS' EQUITY

     COMMON STOCK -- The authorized capital stock of the Company consists of 47,000,000 shares of Common Stock, 3,000,000 shares of Preferred Stock and 10,000,000 shares of Excess Stock, each $.01 par value per share. Each share of Common Stock entitles the holder to one vote on all matters submitted for a vote of shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holder of such Common Stock will possess the exclusive voting power of the Company. There are no shares of Preferred Stock or Excess Stock currently issued and outstanding.

     In July 1996, the Company issued 1.5 million shares of Common Stock at a 5% discount to the then fair market value of $20.00 per share. Proceeds, net of associated professional fees, were $28.9 million. In addition, the Company instituted a Dividend Reinvestment Plan in October 1996 that allows Shareholders to reinvest cash dividends into shares of Common Stock at a discount of 0-5% at the discretion of the Company. During 1996, .8 million common shares were issued for total proceeds of $16.2 million.

     DIVIDENDS IN EXCESS OF NET INCOME -- As described in Note 2, the Company elected to be treated for federal income tax purposes as a REIT commencing with the taxable year ending December 31, 1994. In reporting periods where dividends exceed net income, Shareholders' equity will be reduced by the dividends in excess of net income. The following table illustrates the reconciliation between net income and dividends in excess of net income and the related per share data for the three year period ended December 31, 1996. In 1996, 1995 and 1994, dividends declared of $2.095, $2.131 and $1.755 per share represented a $1.213, $1.392 and $1.512 distribution of ordinary income and a $.691, $.739 and $.243 return of capital, respectively.

                                                                1996           1995           1994
                                                                ----           ----           ----
                                                               (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Dividends in excess of net income at beginning of period....   $(14,093)      $ (5,410)      $ (1,986)
Net income (loss)...........................................    (27,274)        21,371         14,541
Less: dividends declared....................................    (43,617)       (30,054)       (17,965)
                                                               --------       --------       --------
Dividends in excess of net income...........................   $(84,984)      $(14,093)      $ (5,410)
                                                               ========       ========       ========
Per common share:
  Net income (loss).........................................   $  (1.34)      $   1.52       $   1.42
  Dividends declared........................................   $  2.095       $  2.131       $  1.755

NOTE 9 -- RELATED PARTY TRANSACTIONS

     Summary information regarding income from dividends, development, leasing and management services performed for properties owned by Jeffrey Kerr, former president of the Company, and his affiliates not included in the consolidation in 1996, 1995, and 1994 follows:

                                                        1996      1995       1994
                                                        ----      ----       ----
                                                               (THOUSANDS)
Dividends.............................................  $ --      $ --      $   65
Development fees......................................   252        --         119
Leasing fees..........................................    32        34         887
Management fees.......................................    30       111         171
Other.................................................    23        14         460
                                                        ----      ----      ------
Total.................................................  $337      $159      $1,702
                                                        ====      ====      ======

     In 1996, the Company leased an aircraft from a company owned by Mr. Kerr for $.2 million. At December 31, 1996, the Company had recorded a $1.1 million receivable from Mr. Kerr and his affiliates.

     On February 16, 1995, the Company acquired land for future development in Muskegon, Michigan from Mr. Kerr, for $2.0 million consisting of $.4 million in cash and the assumption of $1.6 million in existing mortgage indebtedness.

     At December 31, 1995, the Company had approximately $.8 million in notes receivable from executive officers relating to the purchase of Units of the Operating Partnership. Upon termination of employment of these officers in March 1996, the Units were redeemed to the Company in lieu of repayment of the notes.

NOTE 10 -- STOCK OPTION PLAN AND STOCK BONUS ARRANGEMENT

     Under the Company's Stock Option Plan, options to acquire 950,000 shares of Common Stock may be granted to key employees, including officers of the Company, through 2003. The options may be granted at a price not less than the fair market value of the Common Stock on the date of grant. All options expire within ten years after the date of the grant and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant of such option. On the Merger date, all options became 100% vested. At December 31, 1996, 1995 and 1994, options to acquire 621,000, 626,500 and 202,795 shares under this Plan, respectively, were exercisable.

     Under the Company's Director Stock Option Plan, 100,000 shares may be granted to non-employee directors with terms generally comparable to the Stock Option Plan. The Director Stock Option Plan provides for the grant to each non-employee director of the Company an option to purchase 5,000 shares of Common Stock on the date of each election. During 1996, 1995 and 1994, options to purchase 15,000, 35,000 and 15,000 shares, respectively, were granted. At December 31, 1996, 1995 and 1994, options to acquire 25,000 shares, 15,000 shares and 5,000 shares, respectively, were exercisable.

     The Company adopted the McArthur/Glen 1993 Long-term Incentive Plan in connection with the Merger. Outstanding employee and director options to purchase 1,074,550 shares of McArthur/Glen were converted into options to purchase 687,712 shares of Horizon Group, Inc. All converted options were fully vested and expire within ten years from the original date of grant. No options are available for future grant under this plan. At December 31, 1996 and 1995, options to acquire 656,432 shares were outstanding.

     The fair value of options granted for the purpose of presenting 1996 and 1995 pro forma information, in accordance with Statement 123, has been estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996:

Expected dividend yield....................................      7.73%
Expected stock price volatility............................       .211
Risk free interest rate....................................       6.0%
Expected life of options...................................    7 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Net income (loss) and earnings (loss) per share, computed on a pro forma basis under the requirements of Statement 123, do not differ materially for the amounts reported in the Company's consolidated financial statements. The pro forma computations completed for 1996 and 1995, however, may not be indicative of the effects of Statement 123 on reported net income (loss) for future years.

     Options granted, exercised and canceled under the Company's Stock Option, Director Stock Option and Long-term Incentive Plans are summarized below:

                                      1996                       1995                      1994
                            ------------------------   ------------------------   ----------------------
                             SHARES        PRICE        SHARES        PRICE       SHARES       PRICE
                             ------        -----        ------        -----       ------       -----
Outstanding, Beginning of
  Year....................  1,327,932   $21.50-38.28     657,900   $22.88-25.00   623,400   $      24.00
Granted...................    383,677    19.75-21.63      35,000    22.50-24.38    38,500    22.88-25.00
McArthur/Glen
  conversion..............         --             --     687,712    21.50-38.28        --             --
Exercised.................         --             --     (31,280)   21.68-23.44        --             --
Canceled..................    (64,900)   20.56-24.00     (21,400)         24.00    (4,000)         24.00
                            ---------   ------------   ---------   ------------   -------   ------------
Outstanding, End of
  Year....................  1,646,709   $19.75-38.28   1,327,932   $21.50-38.28   657,900   $22.88-25.00
                            =========   ============   =========   ============   =======   ============

     At December 31, 1996 and 1995, the weighted average exercise price of stock options outstanding (excluding 224,000 stock options at $33.00 per share and 115,000 stock options at $38.28 per share at December 31, 1996 and 1995) was approximately $23.25. In 1996, the weighted average exercise price of options granted was $21.00 per share and the weighted average exercise price of stock options cancelled was $23.91.

NOTE 11 -- QUARTERLY FINANCIAL DATA (Unaudited)

     Summarized financial data by quarter for 1996 and 1995 is as follows:

                                                           1ST       2ND       3RD       4TH
                                                         QUARTER   QUARTER   QUARTER   QUARTER
                                                         -------   -------   -------   -------
                                                         (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
Revenue................................................  $37,004   $37,215   $38,651   $ 41,629
Expenses...............................................   26,788    27,724    31,307     38,458
Impairment and severance...............................       --        --        --     65,355
Gain on sale of assets.................................       --        --       432        131
                                                         -------   -------   -------   --------
Net income (loss) before minority interests and
  extraordinary charge.................................   10,216     9,491     7,776    (62,053)
Minority interests.....................................   (2,601)   (2,286)   (1,576)    14,178
                                                         -------   -------   -------   --------
Net income (loss) before extraordinary charge..........    7,615     7,205     6,200    (47,875)
Extraordinary charge...................................     (136)       --      (283)        --
                                                         -------   -------   -------   --------
Net income (loss)......................................  $ 7,479   $ 7,205   $ 5,917   $(47,875)
                                                         =======   =======   =======   ========
Net income (loss) per share............................  $   .39   $   .37   $   .28   $  (2.16)
1995
Revenue................................................  $13,239   $13,852   $30,619   $ 36,219
Expenses...............................................    8,488     9,200    22,498     26,372
Gain on sale of assets.................................      225       273       163        115
                                                         -------   -------   -------   --------
Net income before minority interests...................    4,976     4,925     8,284      9,962
Minority interests.....................................     (842)     (839)   (2,298)    (2,797)
                                                         -------   -------   -------   --------
Net income.............................................  $ 4,134   $ 4,086   $ 5,986   $  7,165
                                                         =======   =======   =======   ========
Net income per share...................................  $   .40   $   .40   $   .35   $    .39
1996 price range of common stock:
High...................................................  $23 1/4   $21 3/4   $21 3/8   $ 21 3/4
Low....................................................   20 3/4    19 1/2    19 3/4         19
1996 dividends per common share........................     .505      .530      .530       .530
1995 price range of common stock:
High...................................................       26    24 3/8    25 3/8         24
Low....................................................   21 7/8    20 3/4    23 3/8     21 1/2
1995 dividends per common share........................     .505      .616*     .505       .505

-------------------------
* Included is a special one-time dividend of $.111 per common share declared in connection with the merger with McArthur/Glen.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Horizon Group, Inc.

     We have audited the accompanying consolidated balance sheets of Horizon Group, Inc. (the "Company"), formerly HGI Realty, Inc., as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Horizon Group, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Chicago, Illinois
February 26, 1997
                                                       /s/ ERNST & YOUNG LLP
                                                       ------------------------
                                                           ERNST & YOUNG LLP