Form 10-K405, Exhibit 13
period 1997-12-31
HORIZON GROUP INC
filed 1998-03-31
CIK 911645

                                                                      EXHIBIT 13

                              HORIZON GROUP, INC.
                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data of Horizon Group, Inc. (the "Company"), which includes the results of operations of McArthur/Glen Realty Corp. ("McArthur/Glen") from July 14, 1995, the date of the merger. The following information should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained elsewhere in this Annual Report.

                                                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------
                                             1997         1996         1995        1994      1993(A)
                                             ----         ----         ----        ----      -------
                                           (THOUSANDS, EXCEPT PER SHARE AMOUNTS, NUMBER PROPERTIES,
                                                          AND SHAREHOLDERS OF RECORD)
OPERATING DATA:
Revenue.................................  $  162,463   $  154,499   $   93,929   $  43,267   $ 22,247
Expenses................................     156,481      124,277       66,558      26,073     19,274
Impairment and severance................       7,798       65,355           --          --         --
Income (loss) before gain on sale of
  real estate, minority interests and
  extraordinary charge..................      (1,816)     (35,133)      27,371      17,194      2,973
Gain on sale of real estate.............           8          563          776         287        272
Net income (loss) before minority
  interests and extraordinary charge....      (1,808)     (34,570)      28,147      17,481      3,245
Minority interests......................      (2,483)       7,715       (6,776)     (2,940)    (2,702)
Extraordinary charge....................      (3,293)        (419)          --          --         --
Net income (loss).......................      (7,584)     (27,274)      21,371      14,541        543
Net income (loss) per common share
  before extraordinary charge and gain
  on sale of real estate(b).............        (.18)       (1.34)        1.47        1.39        .03
Net income (loss) per common share(b)...        (.32)       (1.34)        1.52        1.42        .06
Dividends declared per common
  share(c)..............................       1.050        2.095        2.131       1.755       .247
BALANCE SHEET DATA:
Real estate, net of accumulated
  depreciation..........................  $1,051,321   $1,008,000   $1,023,745   $ 287,833   $176,512
Total assets............................   1,115,531    1,095,221    1,059,090     300,043    218,146
Total mortgages and other debt..........     626,097      557,672      503,246      96,929     24,888
Total shareholders' equity (deficit)....     351,234      363,881      341,896     148,849    152,165
OTHER DATA:
Funds From Operations before minority
  interests(d)(e).......................  $   44,926   $   66,410   $   47,549   $  25,656   $  6,860
Cash flows provided by (used in):
  Operating activities..................      49,778       32,442       35,719      26,713      9,557
  Investing activities(e)...............     (81,282)     (96,854)    (150,916)   (114,330)   (93,663)
  Financing activities..................      28,197       74,054      117,592      56,105    118,965
Total gross leasable area (square
  feet).................................       9,907        9,369        8,464       3,124      2,215
Number of properties....................          37           37           35          13         12
SHARES AND SHAREHOLDERS (AT DECEMBER
  31,):
Shares outstanding......................      24,067       22,826       18,552      10,236     10,237
Shareholders of record..................         936          883          642         315        239

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

(b) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128. See the accompanying notes to the consolidated financial statements. There is no difference between basic and diluted earnings per share.

(c) Included in 1995 is a special one-time dividend of $.111 per common share, declared in connection with the merger with McArthur/Glen.

(d) Management believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, Funds From Operations ("FFO") should be considered. Management generally considers FFO to be an appropriate measure of the performance of an equity REIT. Funds From Operations before minority interests is defined as net income before minority interests (computed in accordance with generally accepted accounting principles) excluding (1) gains or losses from debt restructuring, certain one-time charges and write downs and sales of property, (2) depreciation of real estate, (3) amortization other than the amortization of deferred financing costs and (4) adjustments for unconsolidated partnerships and joint ventures (Funds from Operations as defined by the National Association of Real Estate Investment Trusts in March 1995). The Company cautions that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by the Company may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent cash flow from operating activities in accordance with GAAP and is not indicative of cash available to fund all of the Company's cash needs. FFO should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flow as a measure of liquidity or the ability to service debt or to pay dividends. A reconciliation of income (loss) before allocation to minority interests to FFO is as follows:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1997        1996       1995       1994       1993
                                            ----        ----       ----       ----       ----
Net income (loss) before minority
  interests and extraordinary charge       $(1,808)   $(34,570)   $28,147    $17,481    $3,245
FFO Adjustments:
  Depreciation and amortization             41,154      36,519     20,178      8,462     3,887
  Loss on asset impairment                   7,798      65,355         --         --        --
  Merger expenses                            1,001          --         --         --        --
  Gain on sale of assets                        (8)       (563)      (776)      (287)     (272)
  Joint venture adjustments                 (3,211)       (331)        --         --        --
                                           -------    --------    -------    -------    ------
     Total FFO adjustments                  46,734     100,980     19,402      8,175     3,615
                                           -------    --------    -------    -------    ------
FFO                                        $44,926    $ 66,410    $47,549    $25,656    $6,860
                                           =======    ========    =======    =======    ======

(e) Certain reclassifications have been made to previously reported balances in order to provide comparability to the current year amounts. Those reclassifications have not changed previously reported amounts or shareholders' equity.

                              HORIZON GROUP, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL OVERVIEW

     Horizon Group Inc. (the "Company") is a self-administered and self-managed real estate investment trust ("REIT") that is engaged in the ownership, acquisition, development and operation of outlet centers. The Company receives rental revenue through base rent, percentage rent and expense recoveries from tenants. Base rent represents a minimum amount for which tenants are contractually obligated. Percentage rent represents an amount tenants are obligated to pay as additional rent based on a percentage of the tenant's gross sales in excess of a "breakpoint." Expense recoveries from tenants relate to the portion of the operating expenses for which the tenants are obligated to reimburse the Company, including real estate taxes, insurance, utilities and common area maintenance charges.

     The Company has grown by developing new outlet centers, expanding existing outlet centers, acquiring outlet centers and increasing rental revenue at its existing outlet centers. At December 31, 1997, the Company operated 37 outlet centers containing an aggregate of 9.9 million square feet of gross leasable area ("GLA") in 21 states compared to 37 outlet centers with 9.4 million square feet of GLA in 20 states at the end of 1996 and 35 factory outlet centers containing an aggregate of 8.5 million square feet of GLA in 19 states at the end of 1995. The increase in GLA from 1996 to 1997 was approximately 428,000 square feet of GLA due to the expansion of three outlet centers and the development of one new outlet center. The Company also acquired an outlet center adjacent to an existing outlet center owned by the Company that provided approximately an additional 203,000 square feet. One center of approximately 161,000 square feet was sold for approximately $4.5 million in 1997. The increase in GLA from 1995 to 1996 was approximately 905,000 square feet of additional GLA from the expansion of eight outlet centers and the development of three new outlet centers. The above mentioned factors increasing the GLA of the Company's properties are collectively referred to as the "Portfolio Expansion."

     On July 14, 1995, the Company expanded its operations by merging with McArthur/Glen Realty Corp. ("McArthur/Glen"), an owner, operator and developer of factory outlet centers (the "Merger"). At the merger date, McArthur/Glen operated 20 outlet centers with 3.9 million square feet of GLA. See Note 3 in the accompanying Consolidated Financial Statements for further information.

     The Company's occupancy for stabilized properties was 92%, 89% and 95% at December 31, 1997, 1996 and 1995, respectively. The Company's properties are considered to be stabilized if they have been open for twelve months or, earlier, if they have reached full occupancy (considered by the Company to be 95% occupied).

     On November 12, 1997, the Company entered into a merger agreement (which was amended and restated on February 1, 1998) with Prime Retail, Inc. ("Prime") which provides for Prime to integrate 22 of the Company's existing outlet centers into its portfolio and the Company's remaining 13 centers (as well as two centers currently owned by Prime) to be operated by a newly formed entity. The shares of the newly formed entity will be distributed following the merger, on a pro rata basis, to the shareholders of both Prime and the Company. The transaction will establish Prime as the largest owner/operator and developer of factory outlet centers in the United States, with 48 centers totaling 13.4 million square feet of GLA in 26 states. The merger is conditioned upon, among other things, the approvals of each company's shareholders and unit holders and the satisfaction of other customary conditions.

     As part of the proposed merger transaction with Prime, on February 1, 1998, the Company entered into a definitive agreement with Castle & Cooke Properties, Inc. to release the Company from its obligations under its long-term lease of the Dole Cannery outlet center in Honolulu, Hawaii, in connection with the formation of a joint venture with certain affiliates of Castle & Cooke, Inc. ("Castle & Cooke") to operate such property. Under the terms of the agreement, Castle & Cooke, the landlord of the project, will release the Company from all post-closing obligations under the lease, which expires in 2045, in exchange for the Company's conveyance to the joint venture of its rights and obligations under such lease. The agreement also provides that the Company will transfer to such joint venture substantially all of the Company's economic interest in its outlet center in Lake Elsinore, California together with vacant property located adjacent to the center. The Company expects to record an approximate loss of $30.0 million to reflect the transfer of this property and related financing to the joint venture. The Company will hold a small minority interest in the joint venture but will have no obligation or commitment with respect to the operations of the Dole Cannery project following the closing. Closing of the transaction remains subject to certain customary conditions. Completion of the proposed merger with Prime is not a condition to such closing.

CONSOLIDATED RESULTS OF OPERATIONS

1997 COMPARED TO 1996

     The net loss before minority interests and extraordinary charge was $1.8 million in 1997 compared to net loss before minority interests and extraordinary charge of $34.6 million in 1996. The loss in 1997 resulted from a $7.8 million loss on asset impairment and a $1.0 million charge for professional fees incurred relating to the impending merger with Prime that, as the acquiree under purchase accounting, is required to be expensed.

     Total revenues increased $8.0 million, or 5.2%, to $162.5 million in 1997 from $154.5 million in 1996. This increase resulted principally from increased GLA due to the Portfolio Expansion. Base rent increased $5.9 million, or 5.4%, to $115.9 million in 1997 compared to $110.0 million in 1996. Percent rent was $4.0 million in 1997 and $3.2 million in 1996, an increase of 26%. The increase in base rent includes recording $3.0 million of deferred rent relating to the Company's New Mexico Outlet Center. In July 1997, the Company leased its Algodones, New Mexico outlet center to Chelsea GCA Realty Partnership, L.P. ("Chelsea") for $4.0 million over a period of two years. The $4.0 million was prepaid at closing and is non-refundable. Pursuant to its rights under the lease, Chelsea gave notice in 1997 that it would terminate the lease effective January 2, 1998, and accordingly, the remaining $3.0 million of deferred rent was recognized in 1997.

     Tenant expense recoveries increased $.2 million, or .5%, to $34.1 million in 1997 compared to $33.9 million in 1996 as a result of additional GLA from the Portfolio Expansion offset by approximately $1.2 million of operating costs relating to the Company's Dole Cannery project in Honolulu, Hawaii. As a result, expense recoveries covered 87.5% of property operating and real estate tax expenses in 1997 compared to 96.6% in 1996.

     Other income increased $1.1 million, or 14.0%, to $8.5 million in 1997 compared to $7.4 million in 1996 principally from higher temporary tenant income.

     Property operating and real estate tax expenses increased $3.8 million, or 10.9%, to $39.0 million in 1997 from $35.1 million in 1996 principally from increased GLA resulting from the Portfolio Expansion.

     Land lease and other expense increased $10.8 million to $12.3 million in 1997 compared to $1.5 million in 1996, principally due to $8.2 million of space lease expense, including $4.8 million of straight line expense, associated with the Dole Cannery project and landlord marketing contributions.

     General and administrative expenses increased $1.5 million, or 12.7%, to $13.3 million in 1997 compared to $11.8 million in 1996 principally due to $1.6 million in increased professional fees and leasing costs offset by a $1.0 million decline in the provision for uncollectible accounts. As a result, general and administrative expenses, as a percentage of total revenues, increased to 8.2% in 1997 compared to 7.6% in 1996.

     Depreciation and amortization increased $4.8 million, or 13.0%, to $42.0 million in 1997 compared to $37.2 million in 1996 principally from additional GLA associated with the Portfolio Expansion. Interest expense increased $10.2 million, or 26.4%, to $48.9 million in 1997 compared to $38.7 million in 1996 due to increased debt levels primarily resulting from the Portfolio Expansion and a $6.3 million decrease in capitalized interest due to decreased development activity.

                              HORIZON GROUP, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

     A loss on asset impairment of $7.8 million was recognized in 1997 to reduce six properties under sales agreements, subject to certain contingencies, to an amount equal to estimated sales proceeds less costs to dispose and to record a $0.9 million charge for undeveloped projects that will not be pursued. At September 30, 1997, six outlet centers were classified as held for sale resulting from these agreements. One center was sold in November 1997 for approximately $4.5 million. The agreements for the remaining five properties were terminated. Management then decided to pursue the sale of only one of the outlet centers. The remaining four outlet centers were reclassified to real estate assets in the fourth quarter of 1997 at their fair values as of the date of the decision not to sell.

     In 1997, the Company recorded an extraordinary charge of $3.3 million, net of minority interests, related to the early retirement of debt. The charge primarily consisted of the write-off of unamortized debt issuance costs associated with the debt retired.

1996 COMPARED TO 1995

     The net loss before minority interests and extraordinary charge was $34.6 million in 1996 compared to net income before minority interests and extraordinary charge of $28.1 million in 1995. The loss in 1996 resulted from charges and asset write-downs aggregating $65.4 million, comprised of a $61.7 million loss primarily for asset impairment, $2.2 million related to discontinued development projects and $1.5 million in executive severance costs.

     Total revenues increased $60.6 million, or 64.5%, to $154.5 million in 1996 from $93.9 million in 1995. Base rent increased $41.5 million, or 60.5%, to $110.0 million in 1996 compared to $68.5 million in 1995. Percent rent was $3.2 million in 1996 and $2.4 million in 1995, an increase of 29.2%. These increases resulted from increased GLA principally from the Portfolio Expansion and a full year of operations of outlet centers obtained in the Merger compared to a partial year of operations in 1995.

     Tenant expense recoveries increased $15.0 million, or 79.3%, to $33.9 million in 1996 compared to $18.9 million in 1995 as a result of additional GLA from the Portfolio Expansion and the Merger. Expense recoveries covered 96.6% of property operating and real estate tax expenses compared to 92.3% in 1995.

     Other income increased $3.4 million, or 84.5%, to $7.4 million in 1996 compared to $4.0 million in 1995 from higher lease termination income and income related to marketing.

     Property operating and real estate tax expenses have increased $14.6 million, or 71.4%, to $35.1 million in 1996 from $20.5 million in 1995 principally from increased GLA resulting from the Portfolio Expansion and the Merger.

     Land lease and other expense increased $.3 million to $1.5 million in 1996 compared to $1.2 million in 1995, principally due to the straight-line lease expense associated with the Dole Cannery project.

     General and administrative expenses increased $6.8 million, or 136.7%, to $11.8 million in 1996 compared to $5.0 million in 1995 from the inclusion of a full year of expense in 1996 from the Merger, higher provisions for uncollectible accounts receivable and increased leasing costs. Primarily as a result of higher provisions for uncollectible accounts receivable and increased leasing costs, general and administrative expenses, as a percentage of total revenues, increased to 7.6% in 1996 compared to 5.3% in 1995.

     Depreciation and amortization increased $16.5 million, or 80.1%, to $37.2 million in 1996 compared to $20.7 million in 1995 principally from a full year of combined operations relating to the Merger and additional GLA associated with the Portfolio Expansion. Interest expense increased $19.4 million, or 100.8%, to $38.7 million in 1996 compared to $19.3 million in 1995 due to increased debt levels primarily resulting from the Portfolio Expansion as well as debt assumed from the Merger.

     As a result of the Company's review of the carrying value of its long-lived assets, the Company was required to recognize write-downs totaling $61.7 million during the fourth quarter of 1996 primarily pursuant to the provisions of Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," as follows:

     - Cost over-runs and limited success in leasing the Company's Dole Cannery project in Honolulu, Hawaii required a write-down of the Company's investment in that project together with a reserve against a related receivable as of December 31, 1996. Beginning in 1997, the Company has expensed and not capitalized leasing, interest and operating costs incurred on the Dole Cannery project.

     - The decision to market for sale two centers that, based on the expected net proceeds, required a write-down of the carrying values of such centers to their estimated fair value less cost to sell. One of these properties was sold in November 1997 and the other property was reclassified to real estate as of December 31, 1997.

     - Revised occupancy expectations that indicated a permanent impairment of value of three other centers. These centers were written-down to estimated fair value.

     In addition, fourth quarter 1996 results include charges of $2.2 million related to development projects which will not be pursued and a $1.5 million charge for executive severance costs.

     Net income (loss) in 1996 before minority interests and extraordinary charge, excluding the $65.4 million in charges and write-downs, improved $2.6 million in 1996 compared to 1995. The improvement resulted principally from increased GLA due to the Merger and the Portfolio Expansion.

LIQUIDITY AND CAPITAL RESOURCES

     During 1997, the Company, through indirect wholly-owned subsidiaries ("Borrower"), entered into a $300.6 million credit facility with Lehman Brothers Realty Corporation ("Lender"). The initial loan (the "Initial Loan") of $250.6 million included an initial funding at closing of $212.1 million and a reservation of financing in the amount of $38.5 million for the acquisition of a specified property (the "Additional Loan"). The Borrower may borrow an additional $50.0 million in increments of no less than $10.0 million each, subject to the satisfaction of certain conditions, including predefined debt service coverage ratios (the "Second Loan" and collectively with the "Initial Loan," including the "Additional Loan," the "Loan"). Subsequent to the Initial Loan, the Company borrowed the entire $38.5 million of the Additional Loan for the acquisition of the specified property and $11.0 million of the Second Loan. While the Company has additional availability under the Second Loan, additional borrowings may not be available due to the financial ratios the Company is required to maintain. The Company repaid $7.7 million of the Loan in connection with property sales and refinancing. Interest on the Loan is payable at the following rates: (i) 1.75% over the London interbank offering rate ("LIBOR") for the Initial Loan, and (ii) 2.25% over LIBOR for the Second Loan or (iii) if the Loan is converted to a prime rate loan under certain circumstances at the Lender's discretion, the prime rate plus .75% with respect to the Initial Loan and plus 1.25% with respect to the Second Loan. The maturity date of the Loan is July 1, 1999, unless otherwise extended pursuant to the terms of the Loan. The net proceeds of the Initial Loan were primarily used to retire the Company's aggregate outstanding balances under the following: (i) a revolving credit facility with a subsidiary of First Chicago NBD Corporation and other banks ("FCNBD"), (ii) construction financing facilities with Canadian Imperial Bank of Commerce ("CIBC"), (iii) four mortgage notes payable and (iv) one revolving credit facility. The Company recorded a $3.3 million extraordinary charge, net of minority interests, comprised primarily of unamortized debt issuance costs associated with the debt retired. The Loan is guaranteed by the Company and the Operating Partnership and is secured by a pool of 16 properties transferred to Borrower. The Loan requires the Company to maintain certain financial ratios and restricts the amount of dividends and distributions that can be made.

     Additionally, the Company has an unsecured revolving credit facility that expires in August 1998 for $4.0 million with a Michigan bank for working capital requirements, which was completely outstanding as

                              HORIZON GROUP, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

of December 31, 1997. Interest on borrowings under this facility is charged at the prime rate and the facility is recourse to the Company.

     In 1996, the Company formed a venture (the "Venture") with a pension fund (the "Fund") advised by Heitman Capital Management. The Company contributed a 325,000 square foot center in the Finger Lakes region of New York in 1996 and a 67,000 square foot expansion in 1997 to the Venture. In exchange for the contribution, the Company received $34.9 million and $7.6 million in cash in 1996 and 1997, respectively, and a 50% interest in the Venture. The Fund contributed, concurrent with the Company's contribution of property, $34.9 million and $7.6 million in cash in 1996 and 1997, respectively, in return for a $38.2 million preferred equity position that earns a 9.6% return on the outstanding balance and a 50% ownership in the Venture. The Fund's entire equity position, upon election of the Fund, is convertible into 2.2 million shares of the Company's Common Stock. The Company manages and leases the property. The accompanying financial statements consolidate the financial position and results of operations of the Venture and the interest of the Fund has been reflected as a component of minority interests.

     In 1997, the Company issued .3 million shares of Common Stock under its Dividend Reinvestment Plan (DRIP) for an aggregate price of $5.9 million. Net proceeds from the foregoing sales of Common Stock were used to reduce amounts outstanding under revolving credit facilities. The Company has discontinued further stock issuances under the DRIP based on the current market price of the Company's Common Stock.

     During 1998, the Company has no plans to expand its outlet centers. However, the Company plans to spend approximately $19.0 million for tenant allowances and capital improvements to its outlet centers in 1998. The Company plans to fund this expansion with existing cash balances, cash flow from operations and proceeds from the sale of assets.

     The Company expects to meet its short-term liquidity requirements generally through working capital and cash flows from operations. The Company expects to meet its long-term requirements, such as tenant allowances for new leases and capital improvements, through the additional borrowing of long-term debt and the potential offering of equity securities in the private or public capital markets. As a result of the Company's leverage and the covenants related to its debt, the Company's ability to obtain additional financing sources is limited. There can be no assurances that the Company will be able to successfully obtain such funding sources or, if obtained, on favorable terms.

     Total tenant retail sales at Company outlet centers increased in 1997 compared to 1996. Tenant sales, on a comparative store basis, increased approximately 3.1% in 1997 compared to 1996, comparable to the trend in the industry. Lower sales by certain tenants may however have an adverse effect on tenant plans for new store openings. It is the Company's practice to achieve minimum pre-leasing levels prior to commencing construction activities. The Company's results of operations are significantly dependent on the overall health of the retail industry. Should declines in general retail industry conditions continue to slow tenant leasing commitments, the Company may delay construction of certain development and expansion projects pending the attainment of minimum pre-leasing levels. Such a delay may adversely affect the Company's ability to capitalize and defer a portion of its direct leasing costs to the extent that the Company does not reduce such overhead costs.

     In order to qualify as a Real Estate Investment Trust ("REIT") for federal income tax purposes, the Company is required to pay dividends to its Shareholders of at least 95% of its REIT taxable income in addition to satisfying other requirements. Although the Company intends to make distributions to its shareholders in accordance with the requirements of the Internal Revenue Code of 1986, as amended, it also intends to retain such amounts as it considers necessary from time to time for the acquisition or development of new properties as suitable opportunities arise, for the expansion and renovation of its existing factory outlet centers and for the retirement of debt.

YEAR 2000

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     The Company does not believe that the impact of the recognition of the year 2000 by its information and operating technology systems will have a material adverse effect on the Company's financial condition and results of operations. The majority of any necessary system changes will be upgraded in the normal course of business. The Company has initiated formal communications with all of its significant suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own year 2000 issues. There can be no guarantee that the systems of other companies, on which the Company's systems rely, will be timely converted and would not have an adverse effect on the Company's systems.

FUNDS FROM OPERATIONS BEFORE MINORITY INTERESTS

     Management believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, Funds From Operations ("FFO") should be considered. Management generally considers FFO to be an appropriate measure of the performance of an equity REIT. Funds From Operations before minority interests is defined as net income before minority interests (computed in accordance with generally accepted accounting principles) excluding (1) gains or losses from debt restructuring, certain one-time charges and write-downs and sales of property, (2) depreciation of real estate, (3) amortization other than the amortization of deferred financing costs and (4) adjustments for unconsolidated partnerships and joint ventures (Funds From Operations as defined by the National Association of Real Estate Investment Trusts in March 1995). The Company cautions that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by the Company may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent cash flow from operating activities in accordance with GAAP and is not indicative of cash available to fund all of the Company's cash needs. FFO should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flow as a measure of liquidity or the ability to service debt or to pay dividends. Funds From Operations before minority interests in 1997 decreased $21.5 million, or 32.4%, to $44.9 million compared to $66.4 million in 1996. The decline was principally due to the costs associated with the Dole Cannery project, and increased general and administrative and interest costs. Funds From Operations before minority interests increased $18.9 million, or 39.7%, to $66.4 million in 1996 compared to $47.5 million in 1995. The increase in 1996 was due to a full year of operations of outlet centers obtained in the Merger compared to a partial year of operations in 1995.

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

                              HORIZON GROUP, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

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

                              HORIZON GROUP, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997        1996       1995
                                                                ----        ----       ----
                                                               (THOUSANDS, EXCEPT PER SHARE
                                                                         AMOUNTS)
REVENUE
  Base rent.................................................  $115,929    $109,983    $68,533
  Percentage rent...........................................     3,975       3,154      2,441
  Expense recoveries........................................    34,088      33,934     18,930
  Other.....................................................     8,471       7,428      4,025
                                                              --------    --------    -------
     TOTAL REVENUE..........................................   162,463     154,499     93,929
                                                              --------    --------    -------
EXPENSES
  Property operating........................................    25,662      23,192     14,351
  Real estate taxes.........................................    13,297      11,942      6,148
  Land leases and other.....................................    12,323       1,476      1,159
  General and administrative................................    13,259      11,764      4,970
  Merger expense............................................     1,001
  Depreciation and amortization.............................    42,045      37,209     20,660
  Impairment and severance..................................     7,798      65,355
  Interest..................................................    48,894      38,694     19,270
                                                              --------    --------    -------
     TOTAL EXPENSES.........................................   164,279     189,632     66,558
                                                              --------    --------    -------
INCOME (LOSS) BEFORE GAIN ON SALE OF REAL ESTATE, MINORITY
  INTERESTS AND EXTRAORDINARY CHARGE........................    (1,816)    (35,133)    27,371
  Gain on sale of real estate...............................         8         563        776
                                                              --------    --------    -------
NET INCOME (LOSS) BEFORE MINORITY INTERESTS AND
  EXTRAORDINARY CHARGE......................................    (1,808)    (34,570)    28,147
  Minority interests........................................    (2,483)      7,715     (6,776)
                                                              --------    --------    -------
NET INCOME (LOSS) BEFORE EXTRAORDINARY CHARGE...............    (4,291)    (26,855)    21,371
  Extraordinary charge on debt prepayment, net of minority
     interests..............................................    (3,293)       (419)
                                                              --------    --------    -------
NET INCOME (LOSS)...........................................  $ (7,584)   $(27,274)   $21,371
                                                              ========    ========    =======
Weighted average common shares outstanding -- basic.........    23,848      20,395     14,016
Earnings per share -- basic and diluted:
Net income (loss) per common share before gain on sale of
  real estate and extraordinary charge......................  $   (.18)   $  (1.34)   $  1.47
Gain on sale of real estate.................................                   .02        .05
Net loss on extraordinary charge............................      (.14)       (.02)
                                                              --------    --------    -------
Net income (loss) per common share..........................  $   (.32)   $  (1.34)   $  1.52
                                                              ========    ========    =======

See accompanying notes to the consolidated financial statements.

                              HORIZON GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997            1996
                                                                 ----            ----
                                                                  (THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
ASSETS
Real estate, at cost:
  Land......................................................  $  145,184      $  135,078
  Buildings and improvements................................     989,660         855,707
  Construction in progress..................................       3,178          71,113
  Furniture, fixtures and equipment.........................      10,343          11,592
  Less accumulated depreciation.............................     (97,044)        (65,490)
                                                              ----------      ----------
     TOTAL REAL ESTATE......................................   1,051,321       1,008,000
Cash and cash equivalents...................................      12,902          16,209
Restricted cash.............................................       1,670           2,363
Tenant accounts receivable..................................       6,804           6,807
Due from joint venture......................................      11,639          13,764
Assets held for sale........................................       1,933          13,075
Deferred costs..............................................      20,126          20,696
Other assets................................................       9,136          14,307
                                                              ----------      ----------
     TOTAL ASSETS...........................................  $1,115,531      $1,095,221
                                                              ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Mortgages and other debt....................................  $  626,097      $  557,672
Accounts payable and accrued expenses.......................      21,006          31,300
Prepaid rents and other tenant liabilities..................       6,071           5,568
Other liabilities...........................................       8,164           5,524
Dividends and distributions payable.........................          15          14,832
                                                              ----------      ----------
     TOTAL LIABILITIES......................................     661,353         614,896
                                                              ----------      ----------
MINORITY INTERESTS..........................................     102,944         116,444
                                                              ----------      ----------
SHAREHOLDERS' EQUITY:
Common stock, $.01 par value, 47,000 shares authorized,
  24,067 and 22,826 issued and outstanding as of December
  31, 1997 and 1996, respectively...........................         241             228
Additional paid-in capital..................................     468,593         448,637
Dividends in excess of net income...........................    (117,600)        (84,984)
                                                              ----------      ----------
     TOTAL SHAREHOLDERS' EQUITY.............................     351,234         363,881
                                                              ----------      ----------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............  $1,115,531      $1,095,221
                                                              ==========      ==========

See accompanying notes to the consolidated financial statements.

                              HORIZON GROUP, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                COMMON SHARES      ADDITIONAL    DIVIDENDS IN
                                               ----------------     PAID-IN       EXCESS OF      SHAREHOLDERS'
                                               NUMBER    AMOUNT     CAPITAL       NET INCOME        EQUITY
                                               ------    ------    ----------    ------------    -------------
                                                                         (THOUSANDS)
BALANCE, JANUARY 1, 1995...................    10,236     $102      $154,157      $  (5,410)       $148,849

Compensation related to stock bonus
  arrangement..............................                               97                             97
Merger with McArthur/Glen..................    7,839        78       191,004                        191,082
Units exchanged for common shares..........      446         5         9,865                          9,870
Stock options exercised....................       31         1           680                            681
Net income.................................                                          21,371          21,371
Dividends declared.........................                                         (30,054)        (30,054)
                                               ------     ----      --------      ---------        --------
BALANCE, DECEMBER 31, 1995.................    18,552      186       355,803        (14,093)        341,896
Compensation related to stock bonus
  arrangement..............................                                9                              9
Issuance of common stock...................    2,367        23        45,101                         45,124
Units exchanged for common shares..........    1,907        19        40,052                         40,071
Net loss...................................                                         (27,274)        (27,274)
Dividends declared.........................                                         (43,617)        (43,617)
Adjustments to minority interest for
  ownership changes........................                            7,672                          7,672
                                               ------     ----      --------      ---------        --------
BALANCE, DECEMBER 31, 1996.................    22,826      228       448,637        (84,984)        363,881
Issuance of common stock...................       320        3         5,937                          5,940
Units exchanged for common shares..........       921       10        14,367                         14,377
Net loss...................................                                          (7,584)         (7,584)
Dividends declared.........................                                         (25,032)        (25,032)
Adjustment to minority interests for
  ownership changes........................                             (348)                          (348)
                                               ------     ----      --------      ---------        --------
BALANCE, DECEMBER 31, 1997.................    24,067     $241      $468,593      $(117,600)       $351,234
                                               ======     ====      ========      =========        ========

See accompanying notes to the consolidated financial statements.

                              HORIZON GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1997           1996           1995
                                                                 ----           ----           ----
                                                                             (THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) before extraordinary charge.............     $  (4,291)     $ (26,855)     $  21,371
Adjustments to reconcile net income (loss) before
  extraordinary charge to net cash provided by operating
  activities:
  Minority interests in net income (loss).................         2,483         (7,715)         6,776
  Depreciation............................................        39,084         35,214         19,655
  Amortization............................................         5,631          2,700          2,081
  Gain on sale of real estate.............................            (8)          (563)          (776)
  Loss on asset impairment................................         7,798         61,653
  Compensation related to stock bonus arrangement.........                            9             97
Changes in assets and liabilities:
  Tenant accounts receivable..............................             3           (287)        (4,198)
  Due from joint venture..................................         2,125        (13,763)
  Deferred costs and other assets.........................         1,197        (14,401)        (7,909)
  Accounts payable and accrued expenses...................        (7,326)        (6,511)           (19)
  Other liabilities.......................................         2,541          1,897           (589)
  Prepaid rents and other tenant liabilities..............           541          1,064           (770)
                                                               ---------      ---------      ---------
  NET CASH PROVIDED BY OPERATING ACTIVITIES...............        49,778         32,442         35,719
                                                               ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for real estate and improvements...........       (86,618)       (95,999)      (146,165)
  Proceeds from sale of real estate.......................         4,643          1,508          1,185
  Investment in restricted cash...........................                       (2,363)
  Proceeds from restricted cash...........................           693
  Business acquired, net of cash received.................                                      (5,936)
                                                               ---------      ---------      ---------
  NET CASH USED IN INVESTING ACTIVITIES...................       (81,282)       (96,854)      (150,916)
                                                               ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of common stock..............         5,940         45,124
  Dividends...............................................       (37,129)       (40,883)       (25,392)
  Contribution from joint venture.........................         7,600         34,900
  Distributions  minority interests.......................       (11,639)       (13,385)        (7,086)
  Proceeds from borrowings................................       261,738        197,067        137,451
  Principal payments on mortgages and other debt..........       (42,543)      (115,633)       (27,378)
  Debt issue costs........................................        (5,375)        (6,501)        (2,805)
  Net proceeds (repayments) on revolving credit
     facilities...........................................      (150,395)       (26,635)        42,122
  Proceeds from the exercise of stock options.............                                         680
                                                               ---------      ---------      ---------
  NET CASH PROVIDED BY FINANCING ACTIVITIES...............        28,197         74,054        117,592
                                                               ---------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......        (3,307)         9,642          2,395
CASH AND CASH EQUIVALENTS:
  BEGINNING OF YEAR.......................................        16,209          6,567          4,172
                                                               ---------      ---------      ---------
  END OF YEAR.............................................     $  12,902      $  16,209      $   6,567
                                                               =========      =========      =========

See accompanying notes to the consolidated financial statements.

                              HORIZON GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

     Horizon Group, Inc. (the "Company") is a self-administered and self-managed Real Estate Investment Trust ("REIT") that is engaged in the ownership, acquisition, development and operation of outlet centers. The accompanying financial statements include the accounts of the Company and its operating subsidiary, Horizon/Glen Outlet Centers Limited Partnership ("Operating Partnership"), which was 85.1% and 81.6% owned by the Company, its sole general partner, as of December 31, 1997 and 1996, respectively.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     CONSOLIDATION -- The accounts of all wholly or majority owned subsidiaries of the Company and its Operating Partnership have been consolidated in the accompanying financial statements. All inter-company accounts and transactions have been eliminated in consolidation.

     USE OF ESTIMATES -- The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

     At December 31, 1997 and 1996, the Company had an aggregate cost basis of $860.0 million and $873.4 million, respectively, in its real estate assets for federal income tax purposes. The cost of real estate assets are depreciated on the straight-line method over estimated useful lives which are:

Buildings                                             31.5 years
Improvements                                          10 years or lease term, if less
Furniture, fixtures or equipment                      3-7 years

     In accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value for assets to be held in portfolio. For assets to be sold, impairment is measured as the difference between carrying value and fair value, less costs to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest or a value derived from comparable sales transactions in the marketplace. During 1997 and 1996, events and circumstances occurred which required a $7.8 million and $61.7 million loss on the impairment of assets, respectively. See Note 5. It is reasonably possible that the estimate of the loss on asset impairment may change in the near term because of the degree of judgment involved in determining fair value.

     Periodically, in the course of reviewing the performance of its outlet centers, the Company will determine that certain outlet centers no longer meet the parameters the Company sets forth for its operating properties, and such outlet centers are designated to be sold based on the Company's intent to sell such property. As of December 31, 1996, two such centers, Port Huron, Michigan and Holland,

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Michigan were classified as held for sale. As of December 31, 1997, the Algodones, New Mexico outlet center was classified as held for sale. See Note 5.

     REVENUE RECOGNITION -- Leases with tenants are accounted for as operating leases. Minimum annual rentals are generally recognized on a straight-line basis over the term of the respective lease. As a result of recording rental revenue on a straight-line basis, the Company has recorded receivables from tenants, net of reserves, in the amount of $3.6 million and $2.6 million as of December 31, 1997 and 1996, respectively, which the Company expects to collect over the remaining life of the leases rather than currently. Contingent rentals based on common area maintenance expenses and certain other expenses are accrued in the period in which the related expense is incurred. Percentage rents are accrued on the basis of reported tenant sales. Accounts receivable are reflected net of reserves of $2.4 million and $2.1 million as of December 31, 1997 and 1996, respectively. The provision for doubtful accounts in 1997, 1996 and 1995 was $1.1 million, $2.1 million and $0.3 million, respectively.

     OTHER REVENUE -- Other revenue consists primarily of development, management and leasing income related to other unconsolidated or managed properties, interest income and income related to marketing services that is recovered from tenants pursuant to lease agreements.

     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

     RESTRICTED CASH -- Restricted cash consists of amounts deposited to secure outstanding letters of credit and other amounts which use by the Company is contractually restricted.

     DEFERRED COSTS AND OTHER ASSETS -- Leasing costs and direct financing costs are capitalized at cost. Amortization is recorded on the straight-line method over a ten year lease period or the life of the loan, respectively.

     INCOME TAXES -- The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year ending December 31, 1994. A corporate REIT is a legal entity that holds real estate interests, and, through payments of dividends to shareholders, is permitted to reduce or to avoid the payment of federal income taxes at the corporate level. As a REIT, the Company generally will not be taxed on income to the extent it distributes its REIT taxable income as defined in the Code to its shareholders and satisfies certain other requirements.

     MINORITY INTERESTS -- Minority interests include the minority interests of unitholders in the Operating Partnership and the minority interests of the Company's consolidated subsidiaries that are not wholly owned. Minority interests in earnings is calculated based on the proportion of ownership interest in the earnings of the applicable subsidiary. The unitholder minority interest is adjusted at each period end to reflect the ownership percentage at that particular time. The unitholder minority interest in the REIT was 14.9% and 18.4% at December 31, 1997 and 1996, respectively.

     STOCK OPTION PLAN -- The Company has elected to apply Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," in accounting for its employee stock options because, as discussed in Note 11, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation," requires the use of option valuation models that were not developed for use on valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

     NET INCOME (LOSS) PER SHARE -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," which the Company adopted, as required by SFAS 128, on December 31, 1997. SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and when appropriate, restated to conform to the SFAS 128 requirements. The conversion of Units to Common Shares has been excluded from the calculation of basic earnings per share due to certain restrictions on the conversion of Units to Common Shares.

     RECLASSIFICATIONS -- Certain reclassifications have been made to previously reported balances in order to provide comparability to the statements reported herein. These reclassifications have not changed previously reported results or shareholders' equity.

NOTE 3 -- BUSINESS COMBINATIONS AND ACQUISITIONS

     On November 12, 1997, the Company entered into a merger agreement (which was amended and restated on February 1, 1998) with Prime Retail, Inc. ("Prime") which provides for Prime to integrate 22 of the Company's existing outlet centers into its portfolio and the Company's remaining 13 centers (as well as two centers currently owned by Prime) to be operated by a newly formed entity. The shares of this newly formed entity will be distributed following the merger, on a pro rata basis, to the shareholders of both Prime and the Company. The Company has expensed costs of $1.0 million in 1997 in conjunction with this merger. The merger is conditioned upon, among other things, the approvals of each company's shareholders and unit holders and the satisfaction of other customary conditions.

     As part of the proposed merger transaction with Prime, on February 1, 1998, the Company entered into a definitive agreement with Castle & Cooke Properties, Inc. to release the Company from its obligations under its long-term lease of the Dole Cannery outlet center in Honolulu, Hawaii, in connection with the formation of a joint venture with certain affiliates of Castle & Cooke, Inc. ("Castle & Cooke") to operate such property. Under the terms of the agreement, Castle & Cooke, the landlord of the project, will release the Company from all post-closing obligations under the lease, which expires in 2045, in exchange for the Company's conveyance to the joint venture of its rights and obligations under such lease. The agreement also provides that the Company will transfer to such joint venture substantially all of the Company's economic interest in its outlet center in Lake Elsinore, California together with vacant property located adjacent to the center. The Company expects to record an approximate loss of $30.0 million to reflect the transfer of this property and related financing to the joint venture. The Company will hold a small minority interest in the joint venture but will have no obligation or commitment with respect to the operations of the Dole Cannery project following the closing. Closing of the transaction remains subject to certain customary conditions. Completion of the proposed merger with Prime is not a condition to such closing.

     In December 1997, the Company acquired a 203,000 square foot outlet center adjacent to one of the Company's existing centers for $38.5 million, which was financed in its entirety.

     In 1996, the Company formed a venture (the "Venture") with a pension fund (the "Fund") advised by Heitman Capital Management, a company whose chairman of its board is also the chairman of the board of the Company. The Company contributed a 325,000 square foot center in the Finger Lakes region of New York in 1996 and a 67,000 square foot expansion in 1997 to the Venture. In exchange for the contribution, the Company received $34.9 million and $7.6 million in cash in 1996 and 1997, respectively, and a 50% interest in the Venture. The Fund contributed, concurrent with the Company's contribution of property, $34.9 million and $7.6 million in cash in 1996 and 1997, respectively, in return for a $38.2 million preferred equity position that earns a 9.6% return on the outstanding balance and a 50% ownership in the Venture. The Fund's entire equity position, upon election of the Fund, is convertible into 2.2 million shares of the Company's Common Stock, which represents an exercise price of $19.63 per share (the approximate market price of the Company's Common Stock on the issue date). The accompanying financial statements consolidate the financial position and results of operations of the Venture and the interest of the Fund has been reflected as a component of minority interests. The Venture

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

is consolidated as a result of the Company's control over the operations, leasing activity and disposition of the center (the principal asset of the Venture).

     In July 1995, McArthur/Glen Realty Corp. ("McArthur/Glen") merged with and into the Company as the surviving corporation and the operating partnerships of the respective companies, McArthur/Glen Outlet Centers Limited Partnership ("McArthur/Glen L.P.") and Horizon Outlet Centers Limited Partnership, were consolidated into the Operating Partnership (the "Merger"). McArthur/Glen developed, owned and managed outlet centers. Each outstanding share of McArthur/Glen common stock was converted into .64 shares of the Company's Common Stock and each outstanding McArthur/Glen L.P. partnership unit was converted into .64 units of the limited partnership interest of the Operating Partnership. Each outstanding unit of Horizon Outlet Centers Limited Partnership was converted into one unit of limited partnership interest in the Operating Partnership. The purchase price of $600.4 million consisted of cash of $.9 million, cash of $6.3 million representing costs incurred by the Company in connection with the Merger, 13.2 million of the Company's common shares and Operating Partnership units with a market value at the Merger date of $322.0 million, and the assumption of $271.2 million in liabilities. The purchase price was allocated based on estimated fair values at the date of the Merger. In addition, outstanding employee stock options to purchase McArthur/Glen common stock were converted into options to purchase approximately 688,000 shares of the Company's common stock.

     The Merger was accounted for using the purchase method in accordance with Accounting Principles Board Opinion No. 16. The accompanying consolidated financial statements include the results of operations of McArthur/Glen from the date of the Merger.

     At December 31, 1997 and 1996, the Company had accrued termination and severance costs of $0.3 million and $1.1 million related to the Merger, respectively. The Company paid $0.8 million in 1997, $2.5 million in 1996 and $1.2 million in 1995 for termination and severance costs. During 1996, the Company reduced the remaining accrual by $3.3 million, which was reflected as an adjustment of the purchase price.

     The following unaudited pro forma summarized results of operations for the year ended December 31, 1995 assumes the Merger occurred as of January 1, 1995 (in thousands, except per share amounts).

                                                              PRO FORMA
                                                                1995
                                                              ---------
Total revenue                                                 $131,804
Net income                                                      26,575
Net income per share                                          $   1.46

     The pro forma information is provided for information purposes only. It is based on historical information and is not necessarily indicative of what actual results of operations of the Company would have been, assuming the Merger had been consummated as of January 1, 1995.

     In 1995, the Company acquired an outlet center, adjacent to an existing center owned by the Company, for a purchase price of $8.7 million, consisting primarily of the assumption of existing mortgage indebtedness and unpaid real estate tax obligations.

NOTE 4 -- LEASES

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

     Minimum future rentals to be received under non-cancelable leases as of December 31, 1997 are summarized as follows (in thousands):

1998                                                          $112,567
1999                                                           101,666
2000                                                            82,362
2001                                                            61,890
2002                                                            39,716
Thereafter                                                      80,389
                                                              --------
Total                                                         $478,590
                                                              ========

     The Company is subject to the usual business risks associated with the collection of the above scheduled rentals.

     The Company leases land and a building for outlet centers under five operating lease agreements expiring through the year 2093. At December 31, 1997, future minimum cash rental commitments were as follows (in thousands):

1998                                                            $4,297
1999                                                             4,297
2000                                                             4,297
2001                                                             4,909
2002                                                             4,909
Thereafter                                                     462,145
                                                              --------
Total                                                         $484,854
                                                              ========

     The Company recognized lease expense of $8.2 million in 1997 and $0.6 million in 1996, on a straight-line basis, for its Dole Cannery project lease which expires in 2045. Lease expense for the Dole Cannery lease will exceed cash requirements in the next three years by $4.8 million per year and $4.2 million in years four and five. As discussed in Note 3, the Company expects to be released from its obligations under the Dole Cannery lease in conjunction with its joint venture agreement with Castle & Cooke.

     In July 1997, the Company entered into an agreement with Chelsea GCA Realty Partnership, L.P. ("Chelsea") for lease of the Company's outlet center in Algodones, New Mexico (the "Center"). The term of the lease was two years, but could be terminated at any time after December 31, 1997 by Chelsea upon 30 days written notice. The agreement gave Chelsea the right, during the lease term, to relocate any and all of the tenants to Chelsea's outlet center located in Santa Fe, New Mexico. Chelsea was responsible for all costs of operating the Center during the lease term. At closing, Chelsea prepaid the non-refundable $4.0 million rent, $3.0 million for year one and $1.0 million for year two. Rental payments were recognized for financial statement purposes on a straight-line basis over an expected two year lease term. In November 1997, Chelsea gave written notice of termination, effective January 2, 1998. The Company recorded approximately $3.0 million of deferred rent in 1997 as a result of the revised lease term.

NOTE 5 -- IMPAIRMENT AND SEVERANCE

     Results of operations for 1997 include a charge for asset impairment of $6.9 million to reduce six properties under sales agreements, subject to certain contingencies, to an amount equal to their estimated sales proceeds, less costs to dispose. At September 30, 1997, these six outlet centers were classified as held for sale resulting from these sales agreements. In November 1997, one property sold for $4.5 million. The remaining sales agreements were subsequently terminated. It was management's decision to then pursue the sale of only one of the outlet centers, the Algodones, New Mexico outlet center, which was classified as held for sale as of December 31, 1997. The remaining four outlet centers were subsequently reclassified

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

to real estate assets at their fair values as of the date of the decision not to sell. The results of operations in 1997 also include a $.9 million charge due to discontinued development projects.

     Results of operations for 1996 include a charge of $65.4 million, comprised of a $61.7 million charge for asset impairment, a $2.2 million charge related to discontinued development projects and a $1.5 million charge for executive severance costs. The asset impairment loss resulted from (1) cost over-runs and limited leasing success in its Dole Cannery project, (2) an initiative by the Company to market two centers for sale and (3) revised occupancy estimates on three centers that indicated a permanent impairment in their value.

NOTE 6 -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                       1997        1996       1995
                                                       ----        ----       ----
                                                              (IN THOUSANDS,
                                                          EXCEPT PER SHARE DATA)
Numerator:
  Net income (loss) before gain on sale of real
     estate and extraordinary charge                  $(4,299)   $(27,418)   $20,595
  Gain on sale of real estate                               8         563        776
  Extraordinary charge                                 (3,293)       (419)
                                                      -------    --------    -------
  Net income (loss) -- basic                           (7,584)    (27,274)    21,371
  Minority interest of Unitholders                     (1,362)     (8,108)     6,734
                                                      -------    --------    -------
  Net income (loss) -- diluted                        $(8,946)   $(35,382)   $28,105
                                                      =======    ========    =======
Denominator:
  Weighted average common shares outstanding --
     basic                                             23,848      20,395     14,016
  Effect of converting units to shares                  4,422       5,982      4,522
                                                      -------    --------    -------
  Weighted average common shares outstanding --
     diluted                                           28,270      26,377     18,538
                                                      =======    ========    =======
Basic and diluted earnings per share:
  Net income (loss) before gain on sale of real
     estate and extraordinary charge                  $  (.18)   $  (1.34)   $  1.47
  Gain on sale of real estate                                         .02        .05
  Extraordinary charge                                   (.14)       (.02)
                                                      -------    --------    -------
  Net income (loss)                                   $  (.32)   $  (1.34)   $  1.52
                                                      =======    ========    =======

     Outstanding options and convertible minority interests, other than the unitholders' minority interest, were excluded because the effect of such items were anti-dilutive for the periods presented.

NOTE 7 -- DEFERRED COSTS AND OTHER ASSETS

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1997       1996
                                                                 ----       ----
Deferred costs consist of the following (in thousands):
Deferred leasing costs                                          $17,288    $14,660
Deferred financing costs                                         10,430     10,553
Other                                                             1,709      1,425
                                                                -------    -------
                                                                 29,427     26,638
Accumulated amortization                                         (9,301)    (5,942)
                                                                -------    -------
                                                                $20,126    $20,696
                                                                =======    =======
Other assets consist of the following (in thousands):
Future development projects                                     $ 1,879    $ 3,115
Escrow deposits                                                   4,505      6,064
Other                                                             2,752      5,128
                                                                -------    -------
                                                                $ 9,136    $14,307
                                                                =======    =======

     At December 31, 1997 and 1996, the Company had $11.6 million and $13.8 million, respectively, due from an unconsolidated joint venture in which the Company has a 45% interest. The amount due represents cash advances for construction of an expansion to an existing center ("Joint Venture"). The Company is also a guarantor of a $17.0 million construction loan of the Joint Venture. The outstanding balance of the loan was $11.6 million at December 31, 1997. Cash receipts from debt obtained and net cash flows generated by the Joint Venture are applied to outstanding advances to the Joint Venture from its partners prior to distributions to the partners.

NOTE 8 -- MORTGAGES AND OTHER DEBT

     Mortgages and other debt consist of the following (in thousands):

                                                               DECEMBER 31
                                                           -------------------
                                                             1997       1996
                                                             ----       ----
Mortgage notes payable                                     $621,748   $402,891
Revolving credit facilities                                   4,000    132,675
Construction loans                                                      21,720
Capital lease obligations                                       349        386
                                                           --------   --------
                                                           $626,097   $557,672
                                                           ========   ========

     Debt matures during each of the five years subsequent to 1997 as follows (in thousands):

1998                                                          $  9,566
1999                                                           259,968
2000                                                            29,131
2001                                                            32,319
2002                                                            80,707
Thereafter                                                     214,406
                                                              --------
                                                              $626,097
                                                              ========

     At December 31, 1997 and 1996, the Company had mortgage notes payable with various lending institutions with outstanding amounts of $621.7 million and $402.9 million, respectively. Investments in rental property collateralizes all mortgage notes payable.

     During 1997, the Company, through indirect wholly-owned subsidiaries ("Borrower"), entered into a $300.6 million credit facility with Lehman Brothers Realty Corporation ("Lender"). The initial loan (the

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

"Initial Loan") of $250.6 million included an initial funding at closing of $212.1 million and a reservation of financing in the amount of $38.5 million for the acquisition of a specified property (the "Additional Loan"). The Borrower may borrow an additional $50.0 million in increments of no less than $10.0 million each, subject to the satisfaction of certain conditions, including predefined debt service coverage ratios (the "Second Loan" and collectively with the "Initial Loan," including the "Additional Loan," the "Loan"). Subsequent to the Initial Loan, the Company borrowed the entire $38.5 million of the Additional Loan for the acquisition of the specified property and $11.0 million of the Second Loan. While the Company has additional availability under the Second Loan, additional borrowings may not be available due to the financial ratios the Company is required to maintain. Interest on the Loan is payable at the following rates: (i) 1.75% over the London interbank offering rate ("LIBOR") for the Initial Loan, and (ii) 2.25% over LIBOR for the Second Loan or (iii) if the Loan is converted to a prime rate loan under certain circumstances at the Lender's discretion, the prime rate plus .75% with respect to the Initial Loan and plus 1.25% with respect to the Second Loan. The maturity date of the Loan is July 1, 1999, unless otherwise extended pursuant to the terms of the Loan. The net proceeds of the Initial Loan were primarily used to retire the Company's aggregate outstanding balances under the following: (i) a revolving credit facility with a subsidiary of First Chicago NBD Corporation and other banks ("FCNBD"), (ii) construction financing facilities with Canadian Imperial Bank of Commerce ("CIBC"), (iii) four mortgage notes payable and (iv) one revolving credit facility. The Company recorded a $3.3 million extraordinary charge net of minority interests comprised primarily of unamortized debt issuance costs associated with the debt retired. The Loan is guaranteed by the Company and the Operating Partnership and is secured by a pool of 16 properties transferred to Borrower. The Loan requires the Company to maintain certain financial ratios and restricts the amount of dividends and distributions that can be made. The Company is currently in compliance with all its financial covenants relating to its existing credit facilities at December 31, 1997.

     During 1996, the Company received a $99.3 million mortgage and a $65.0 million mortgage from an institutional lender at fixed interest rates of 9.06% and 8.574%, respectively. Each mortgage has a ten-year term. In addition, the Company obtained a $10.0 million mortgage from a life insurance company at a fixed rate of 8.25% with a four-year term. Proceeds from the mortgages were used to repay amounts outstanding under revolving credit facilities.

     Remaining notes payable mature at various dates through 2018. These loans bear interest at fixed rates ranging between 7.875% and 10.5%. Of the December 31, 1997 mortgage notes payable balance, $61.6 million was assumed on July 14, 1995 in connection with the Merger. The assumed debt was recorded at fair market value, and at December 31, 1997 a premium of $3.7 million is being amortized over the life of the respective loans on a straight-line basis resulting in effective interest rates ranging from 7.9% to 8.16%.

     The Company has a $4.0 million revolving credit facility for working capital requirements, expiring in August 1998, with interest charged at prime. The outstanding balance on this line was $4.0 million at December 31, 1997. No amounts were borrowed under this line at December 31, 1996. At December 31, 1996, the Company had a secured revolving line of credit from FCNBD of $205.0 million, of which $132.7 million was outstanding at that date. The FCNBD line was repaid from proceeds from the Loan during 1997. Interest was based, at the election of the Company, at prime plus .25% or LIBOR plus 2%. Average daily short-term interest-bearing borrowings during 1997 and 1996 were $75.3 million and $165.7 million, with a weighted average interest rate of 7.9% and 7.7%, respectively. The maximum short-term borrowings outstanding at any month end during 1997 and 1996 were $151.8 million and $198.7 million, respectively.

     At December 31, 1996, the Company had a $125.0 million construction line of credit (the "Construction Line") with CIBC which was charged interest at the Company's option, either (i) 1.5% per annum over the greater of the construction lender's prime rate or the overnight federal funds rate plus 1%, or (ii) LIBOR plus 2.5%. As of December 31, 1996, borrowings under the Construction Line were $21.7 million. Average daily short-term interest-bearing borrowings during 1997 and 1996 were $11.9 million and $44.8 million, respectively, with a weighted average interest rate of 9.4% and 8.6%, respectively. The maximum short-term borrowings outstanding at any month end during 1997 and 1996 were $28.0 million and $58.4 million, respectively. The Construction Line was repaid in 1997 with proceeds from the Loan.

     At December 31, 1997, the Company had an outstanding $0.7 million letter of credit which was secured by cash on deposit.

     The carrying amounts of the Company's borrowings under its notes payable and revolving credit agreements approximate their fair value as of December 31, 1997 and 1996. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of cash and cash equivalents, receivables and payables approximate their fair value.

     Cash paid for interest for the years ended December 31, 1997, 1996 and 1995 (net of interest capitalized of $2.6 million, $8.9 million, and $5.1 million) was $47.0 million, $38.7 million, and $15.7 million, respectively. Debt issue cost amortization, classified as a component of interest expense, (net of amounts capitalized of $0.1 million, $0.2 million, and $0.2 million) was $2.3 million, $1.1 million, and $0.9 million in 1997, 1996 and 1995, respectively.

NOTE 9 -- RELATED PARTY TRANSACTIONS

     Summary information regarding income from dividends, development, leasing and management services performed for properties owned by Jeffrey Kerr, who served as Chief Executive Officer, President and Chairman of the Board of Directors of the Company until February 8, 1997, and his affiliates, not included in the consolidation in 1997, 1996, and 1995 are as follows (in thousands):

                                                            1997      1996      1995
                                                            ----      ----      ----
Development fees                                            $426      $252      $
Leasing fees                                                            32        34
Management fees                                                         30       111
Other                                                                   23        14
                                                            ----      ----      ----
Total                                                       $426      $337      $159
                                                            ====      ====      ====

     In 1996, the Company leased an aircraft from a company owned by Mr. Kerr for $0.2 million. At December 31, 1996, the Company had a $1.1 million receivable from Mr. Kerr and his affiliates, which was repaid in 1997.

NOTE 10 -- SHAREHOLDERS' EQUITY

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

     In 1996, the Company issued 1.5 million shares of Common Stock at a 5% discount to the then fair market value of $20.00 per share. Proceeds, net of associated professional fees, were $28.9 million. In addition, the Company instituted a Dividend Reinvestment Plan in 1996 that allows Shareholders to reinvest cash dividends into shares of Common Stock at a discount of 0-5% at the discretion of the Company. During 1997 and 1996, 0.3 million and 0.8 million common shares were issued for total

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

proceeds of $5.9 million and $16.2 million, respectively. The Company has discontinued further stock issuances under the Dividend Reinvestment Plan based on the current market price of the Company's Common Stock.

     DIVIDENDS IN EXCESS OF NET INCOME -- As described in Note 2, the Company elected to be treated for federal income tax purposes as a REIT commencing with the taxable year ending December 31, 1994. The following table illustrates the reconciliation between net income and dividends in excess of net income and the related per share data for the three year period ended December 31, 1997. In 1997, 1996 and 1995, dividends declared of $1.05, $2.095 and $2.131 per share represented a $.018, $1.213 and $1.392 distribution of ordinary income for federal income tax purposes and a $1.032, $.691 and $.739 return of capital for federal income tax purposes, respectively.

                                                              1997            1996           1995
                                                              ----            ----           ----
                                                             (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Dividends in excess of net income at beginning of period    $ (84,984)      $(14,093)      $ (5,410)
Net income (loss)                                              (7,584)       (27,274)        21,371
Less: dividends declared                                      (25,032)       (43,617)       (30,054)
                                                            ---------       --------       --------
Dividends in excess of net income at end of period          $(117,600)      $(84,984)      $(14,093)
                                                            =========       ========       ========
Per common share:
  Net income (loss) -- basic and diluted                    $    (.32)      $  (1.34)      $   1.52
  Dividends declared                                        $    1.05       $  2.095       $  2.131

NOTE 11 -- STOCK OPTION PLAN AND STOCK BONUS ARRANGEMENT

     Under the Company's 1997 Stock Option Plan, options to acquire 950,000 shares of Common Stock may be granted to key employees, including officers of the Company, through 2007. The options may be granted at a price not less than the fair market value of the Common Stock on the date of grant. All options expire within ten years after the date of grant. During 1997, options to purchase 545,000 shares were granted. At December 31, 1997, options to purchase 325,000 shares were exercisable.

     Under the Company's 1993 Stock Option Plan, options to acquire 950,000 shares of Common Stock may be granted to key employees, including officers of the Company, through 2003. The options may be granted at a price not less than the fair market value of the Common Stock on the date of grant. All options expire within ten years after the date of the grant and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant of such option. On the Merger date, all outstanding options became 100% vested. In 1996, options to purchase 383,677 shares were granted. At December 31, 1997 and 1996, options to acquire 419,669 and 621,000 shares under this Plan, respectively, were exercisable.

     Under the Company's Director Stock Option Plan, 100,000 shares may be granted to non-employee directors with terms generally comparable to the Stock Option Plan. The Director Stock Option Plan provides for the grant to each non-employee director of the Company an option to purchase 5,000 shares of Common Stock on the date of each election. During 1997, 1996 and 1995, options to purchase 10,000, 15,000 and 35,000 shares, respectively, were granted. At December 31, 1997 and 1996, options to acquire 28,333 and 25,000 shares, respectively, were exercisable.

     The Company adopted the McArthur/Glen 1993 Long-term Incentive Plan in connection with the Merger. Outstanding employee and director options to purchase 1,074,550 shares of McArthur/Glen were converted into options to purchase 687,712 shares of Horizon Group, Inc. All converted options were fully vested and expire within ten years from the original date of grant. No options are available for future grant under this plan. At December 31, 1997 and 1996, options to acquire 656,432 shares were exercisable.

     The fair value of options granted for the purpose of presenting pro forma information, in accordance with SFAS 123, has been estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively:

                                                               1997      1996
                                                               ----      ----
Expected dividend yield                                          7.0%     7.73%
Expected stock price volatility                                  .268      .211
Risk free interest rate                                          6.0%      6.0%
Expected life of options                                      7 years   7 years

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

     Net loss and net loss per share (basic and diluted) for 1997, computed on a pro forma basis under the requirements of SFAS 123 equals $8,070,000 and $.34, respectively. Net income (loss) and earnings (loss) per share for 1996 and 1995 do not differ materially from the amounts reported in the Company's consolidated financial statements. The pro forma computations completed for 1997, 1996 and 1995, however, may not be indicative of the effects of SFAS 123 on reported net income (loss) for future years.

     Options granted, exercised and canceled under the Company's Stock Option, Director Stock Option and Long-term Incentive Plans are summarized below:

                                      1997                       1996                       1995
                            ------------------------   ------------------------   ------------------------
                             SHARES        PRICE        SHARES        PRICE        SHARES        PRICE
                             ------        -----        ------        -----        ------        -----
Outstanding, Beginning of
  Year                      1,646,709   $19.75-38.28   1,327,932   $21.50-38.28     657,900   $22.88-25.00
Granted                       555,000    10.25-12.82     383,677    19.75-21.63      35,000    22.50-24.38
McArthur/Glen conversion           --             --          --             --     687,712    21.50-38.28
Exercised                          --             --          --             --     (31,280)   21.68-23.44
Canceled                     (503,443)   20.56-25.00     (64,900)   20.56-24.00     (21,400)         24.00
                            ---------   ------------   ---------   ------------   ---------   ------------
Outstanding, End of Year    1,698,266   $10.25-38.28   1,646,709   $19.75-38.28   1,327,932   $21.50-38.28
                            =========   ============   =========   ============   =========   ============

     The following table represents the weighted average per share price option information:

                                                                 1997      1996      1995
                                                                 ----      ----      ----
Weighted average fair value of options granted                  $ 1.58    $ 1.85    $ 2.27
Weighted average exercise price on grant date                    10.97     21.00     24.11
Weighted average exercise price at December 31,(a)               17.95     23.25     23.25
Weighted average price of options canceled during year           22.72     23.91     24.00

-------------------------
(a) Excludes 184,000 options at $33.59 per share and 159,000 stock options at $38.28 per share in 1997 and 224,000 stock options at $33.59 and 115,000 stock options at $38.28 in 1996 and 1995.

     The weighted average remaining contractual life of options outstanding at December 31, 1997 and 1996 is 7.1 and 7.6 years, respectively.

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information regarding non-cash investing and financing activities are as follows:

                                                               1997     1996      1995
                                                               ----     ----      ----
Reclassification of assets held for sale to real estate
  assets                                                      $6,458
Reclassification of real estate assets to assets held for
  sale                                                         2,638   $13,075
Acquisition of property for debt assumed                                         $8,700

NOTE 13 -- CONTINGENCIES

     In December 1997, a purported shareholder of the Company filed a class action lawsuit naming the Company and several of its current and former directors as defendants. The lawsuit claims, among other things, that the directors of the Company breached their fiduciary duties to the Company's shareholders in approving the merger between the Company and Prime and that the consideration to be paid to the Company's shareholders in such a merger is unfair and inadequate. The lawsuit requests that the merger be enjoined or, in the event that the merger is consummated, that the merger be rescinded or damages be awarded to class members. The Company believes the suit is without merit and intends to vigorously defend the action. The Company is unable to predict the likely outcome of the action, but management does not believe the ultimate outcome of the pending litigation will have a material adverse impact on the Company's financial position and results of operations.

NOTE 14 -- QUARTERLY FINANCIAL DATA (Unaudited)

     Summarized financial data by quarter for 1997 and 1996 is as follows:

                                            1ST                 2ND                   3RD                    4TH
                                          QUARTER             QUARTER               QUARTER                QUARTER
                                      ---------------    ------------------    ------------------    -------------------
                                                            (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1997
Revenue                               $38,756            $38,761               $39,782               $ 45,164
Expenses                               36,441             36,141                40,896                 43,003
Impairment                                                                       6,877                    921
Gain on sale of real estate                                                                                 8
                                      -------            -------               -------               --------
Net income (loss) before minority
  interests and extraordinary
  charge                                2,315              2,620                (7,991)                 1,248
Minority interests                       (983)            (1,088)                  602                 (1,014)
                                      -------            -------               -------               --------
Net income (loss) before
  extraordinary charge                  1,332              1,532                (7,389)                   234
Extraordinary charge                                      (3,293)
                                      -------            -------               -------               --------
Net income (loss)                     $ 1,332            $(1,761)              $(7,389)              $    234
                                      =======            =======               =======               ========
Net income (loss) per share --
  basic and diluted                   $   .06            $  (.07)              $  (.31)              $    .01
1996
Revenue                               $37,004            $37,215               $38,651               $ 41,629
Expenses                               26,788             27,724                31,307                 38,458
Impairment and severance                                                                               65,355
Gain on sale of real estate                                                        432                    131
                                      -------            -------               -------               --------
Net income (loss) before minority
  interests and extraordinary
  charge                               10,216              9,491                 7,776                (62,053)
Minority interests                     (2,601)            (2,286)               (1,576)                14,178
                                      -------            -------               -------               --------
Net income (loss) before
  extraordinary charge                  7,615              7,205                 6,200                (47,875)
Extraordinary charge                     (136)                                    (283)
                                      -------            -------               -------               --------
Net income (loss)                     $ 7,479            $ 7,205               $ 5,917               $(47,875)
                                      =======            =======               =======               ========
Net income (loss) per share --
  basic and diluted                   $   .39            $   .37               $   .28               $  (2.16)
1997 price range of
  common stock:
High                                  $    19  3/8       $    13 11/16         $    13  1/2          $     14  3/4
Low                                        12  7/8            10  3/8               11 13/16               10 11/16
1997 dividends per common share       $   .35            $   .35               $   .35               $     --
1996 price range of common stock:
High                                  $    23  1/4       $    21  3/4          $    21  3/8          $     21  3/4
Low                                        20  3/4            19  1/2               19  3/4                19
1996 dividends per common share       $  .505            $  .530               $  .530               $   .530

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Horizon Group, Inc.

     We have audited the accompanying consolidated balance sheets of Horizon Group, Inc. (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Horizon Group, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/  Ernst & Young LLP
                                               ERNST & YOUNG LLP

Chicago, Illinois
March 13, 1998