Form 10-K405/A, Exhibit 13
period 1997-12-31
HORIZON GROUP INC
filed 1998-05-12
CIK 911645

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


                                                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------
                                             1997         1996         1995        1994      1993(a)
                                             ----         ----         ----        ----      -------
                                           (THOUSANDS, EXCEPT PER SHARE AMOUNTS, NUMBER PROPERTIES,
                                                          AND SHAREHOLDERS OF RECORD)
OPERATING DATA:
Revenue.................................  $  155,726   $  153,786   $   93,929   $  43,267   $ 22,247
Expenses................................     153,220      123,929       66,558      26,073     19,274
Impairment and severance................       7,798       65,355           --          --         --
Income (loss) before gain on sale of
  real estate, minority interests and
  extraordinary charge..................      (5,292)     (35,498)      27,371      17,194      2,973
Gain on sale of real estate.............           8          563          776         287        272
Net income (loss) before minority
  interests and extraordinary charge....      (5,284)     (34,935)      28,147      17,481      3,245
Minority interests......................         993        8,080       (6,776)     (2,940)    (2,702)
Extraordinary charge....................      (3,293)        (419)          --          --         --
Net income (loss).......................      (7,584)     (27,274)      21,371      14,541        543
Net income (loss) per common share
  before extraordinary charge and gain
  on sale of real estate(b).............        (.18)       (1.34)        1.47        1.39        .03
Net income (loss) per common share(b)...        (.32)       (1.34)        1.52        1.42        .06
Dividends declared per common
  share(c)..............................       1.050        2.095        2.131       1.755       .247
BALANCE SHEET DATA:
Real estate, net of accumulated
  depreciation..........................  $1,009,599   $  972,334   $1,023,745   $ 287,833   $176,512
Total assets............................   1,072,666    1,059,539    1,059,090     300,043    218,146
Total mortgages and other debt..........     626,097      557,672      503,246      96,929     24,888
Total shareholders' equity (deficit)....     351,234      363,881      341,896     148,849    152,165
OTHER DATA:
Funds From Operations before minority
  interests(d)(e).......................  $   43,406   $   66,258   $   47,549   $  25,656   $  6,860
Cash flows provided by (used in):
  Operating activities..................      46,010       29,947       35,719      26,713      9,557
  Investing activities(e)...............     (75,126)     (59,535)    (150,916)   (114,330)   (93,663)
  Financing activities..................      24,743       39,485      117,592      56,105    118,965
Total gross leasable area (square
  feet).................................       9,907        9,369        8,464       3,124      2,215
Number of properties....................          37           37           35          13         12
SHARES AND SHAREHOLDERS (AT DECEMBER
  31,):
Shares outstanding......................      24,067       22,826       18,552      10,236     10,237
Shareholders of record..................         936          883          642         315        239


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


                                                     FOR THE YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1997        1996       1995       1994       1993
                                            ----        ----       ----       ----       ----
Net income (loss) before minority
  interests and extraordinary charge       $(5,284)   $(34,935)   $28,147    $17,481    $3,245
FFO Adjustments:
  Depreciation and amortization             39,634      36,367     20,178      8,462     3,887
  Loss on asset impairment                   7,798      65,355         --         --        --
  Merger expenses                            1,001          --         --         --        --
  Gain on sale of assets                        (8)       (563)      (776)      (287)     (272)
  Joint venture adjustments                    265          34         --         --        --
                                           -------    --------    -------    -------    ------
     Total FFO adjustments                  48,690     101,193     19,402      8,175     3,615
                                           -------    --------    -------    -------    ------
FFO                                        $43,406    $ 66,258    $47,549    $25,656    $6,860
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


     On April 1, 1998, the Company consummated an agreement with Castle & Cooke Properties, Inc. which released the Company from its obligations under its long-term lease of the Dole Cannery outlet center in Honolulu, Hawaii, in connection with the formation of a joint venture with certain affiliates of Castle & Cooke, Inc. ("Castle & Cooke") to operate such property. Under the terms of the agreement, Castle & Cooke, the landlord of the project, released the Company from all post-closing obligations under the lease, which expires in 2045, in exchange for the Company's conveyance to the joint venture of its rights and obligations under such lease. The agreement also provided that the Company transfer to such joint venture substantially all of the Company's economic interest in its outlet center in Lake Elsinore, California together with vacant property located adjacent to the center. The Company expects to record an approximate net loss of $30.0 million to reflect the transfer of the economic interest in this property. The Company holds a small minority interest in the joint venture but has no obligation or commitment with respect to the operations of the Dole Cannery project following the closing.


CONSOLIDATED RESULTS OF OPERATIONS

1997 COMPARED TO 1996


     The net loss before minority interests and extraordinary charge was $5.3 million in 1997 compared to net loss before minority interests and extraordinary charge of $34.9 million in 1996. The loss in 1997 resulted from a $7.8 million loss on asset impairment and a $1.0 million charge for professional fees incurred relating to the impending merger with Prime that, as the acquiree under purchase accounting, is required to be expensed.



     Total revenues increased $1.9 million, or 1.2%, to $155.7 million in 1997 from $153.8 million in 1996. This increase resulted principally from increased GLA due to the Portfolio Expansion. Base rent increased $1.3 million, or 1.2%, to $110.8 million in 1997 compared to $109.5 million in 1996. Percent rent was $3.9 million in 1997 and $3.1 million in 1996, an increase of 25%. The increase in base rent includes recording $3.0 million of deferred rent relating to the Company's New Mexico Outlet Center. In July 1997, the Company leased its Algodones, New Mexico outlet center to Chelsea GCA Realty Partnership, L.P. ("Chelsea") for $4.0 million over a period of two years. The $4.0 million was prepaid at closing and is non-refundable. Pursuant to its rights under the lease, Chelsea gave notice in 1997 that it would terminate the lease effective January 2, 1998, and accordingly, the remaining $3.0 million of deferred rent was recognized in 1997.



     Tenant expense recoveries decreased $1.1 million, or 3.3%, to $32.7 million in 1997 compared to $33.8 million in 1996 as a result of additional GLA from the Portfolio Expansion offset by approximately $1.2 million of operating costs relating to the Company's Dole Cannery project in Honolulu, Hawaii. As a result, expense recoveries covered 87.3% of property operating and real estate tax expenses in 1997 compared to 96.6% in 1996.



     Other income increased $1.0 million, or 13.5%, to $8.4 million in 1997 compared to $7.4 million in 1996 principally from higher temporary tenant income.



     Property operating and real estate tax expenses increased $2.5 million, or 7.1%, to $37.4 million in 1997 from $35.0 million in 1996 principally from increased GLA resulting from the Portfolio Expansion.


     Land lease and other expense increased $10.8 million to $12.3 million in 1997 compared to $1.5 million in 1996, principally due to $8.2 million of space lease expense, including $4.8 million of straight line expense, associated with the Dole Cannery project and landlord marketing contributions.


     General and administrative expenses increased $1.3 million, or 11.1%, to $13.0 million in 1997 compared to $11.7 million in 1996 principally due to $1.6 million in increased professional fees and leasing costs offset by a $1.0 million decline in the provision for uncollectible accounts. As a result, general and administrative expenses, as a percentage of total revenues, increased to 8.4% in 1997 compared to 7.6% in 1996.



     Depreciation and amortization increased $3.4 million, or 9.2%, to $40.5 million in 1997 compared to $37.1 million in 1996 principally from additional GLA associated with the Portfolio Expansion. Interest expense increased $10.2 million, or 26.4%, to $48.9 million in 1997 compared to $38.7 million in 1996 due to increased debt levels primarily resulting from the Portfolio Expansion and a $6.3 million decrease in capitalized interest due to decreased development activity.



     A loss on asset impairment of $6.9 million was recognized in 1997 to reduce six properties under sales agreements, subject to certain contingencies, to an amount equal to estimated sales proceeds less costs to dispose and to record a $0.9 million charge for undeveloped projects that will not be pursued. At

                              HORIZON GROUP, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

September 30, 1997, six outlet centers were classified as held for sale resulting from these agreements. One center was sold in November 1997 for approximately $4.5 million. The agreements for the remaining five properties were terminated. Management then decided to pursue the sale of only one of the outlet centers. The remaining four outlet centers were reclassified to real estate assets in the fourth quarter of 1997 at their fair values as of the date of the decision not to sell.

     In 1997, the Company recorded an extraordinary charge of $3.3 million, net of minority interests, related to the early retirement of debt. The charge primarily consisted of the write-off of unamortized debt issuance costs associated with the debt retired.

1996 COMPARED TO 1995


     The net loss before minority interests and extraordinary charge was $34.9 million in 1996 compared to net income before minority interests and extraordinary charge of $28.1 million in 1995. The loss in 1996 resulted from charges and asset write-downs aggregating $65.4 million, comprised of a $61.7 million loss primarily for asset impairment, $2.2 million related to discontinued development projects and $1.5 million in executive severance costs.



     Total revenues increased $59.9 million, or 63.8%, to $153.8 million in 1996 from $93.9 million in 1995. Base rent increased $41.0 million, or 59.9%, to $109.5 million in 1996 compared to $68.5 million in 1995. Percent rent was $3.1 million in 1996 and $2.4 million in 1995, an increase of 29.2%. These increases resulted from increased GLA principally from the Portfolio Expansion and a full year of operations of outlet centers obtained in the Merger compared to a partial year of operations in 1995.



     Tenant expense recoveries increased $14.9 million, or 78.8%, to $33.8 million in 1996 compared to $18.9 million in 1995 as a result of additional GLA from the Portfolio Expansion and the Merger. Expense recoveries covered 96.6% of property operating and real estate tax expenses compared to 92.3% in 1995.


     Other income increased $3.4 million, or 84.5%, to $7.4 million in 1996 compared to $4.0 million in 1995 from higher lease termination income and income related to marketing.


     Property operating and real estate tax expenses have increased $14.5 million, or 70.7%, to $35.0 million in 1996 from $20.5 million in 1995 principally from increased GLA resulting from the Portfolio Expansion and the Merger.


     Land lease and other expense increased $.3 million to $1.5 million in 1996 compared to $1.2 million in 1995, principally due to the straight-line lease expense associated with the Dole Cannery project.


     General and administrative expenses increased $6.7 million, or 134.0%, to $11.7 million in 1996 compared to $5.0 million in 1995 from the inclusion of a full year of expense in 1996 from the Merger, higher provisions for uncollectible accounts receivable and increased leasing costs. Primarily as a result of higher provisions for uncollectible accounts receivable and increased leasing costs, general and administrative expenses, as a percentage of total revenues, increased to 7.6% in 1996 compared to 5.3% in 1995.



     Depreciation and amortization increased $16.4 million, or 79.2%, to $37.1 million in 1996 compared to $20.7 million in 1995 principally from a full year of combined operations relating to the Merger and additional GLA associated with the Portfolio Expansion. Interest expense increased $19.4 million, or 100.8%, to $38.7 million in 1996 compared to $19.3 million in 1995 due to increased debt levels primarily resulting from the Portfolio Expansion as well as debt assumed from the Merger.


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


     Net income (loss) in 1996 before minority interests and extraordinary charge, excluding the $65.4 million in charges and write-downs, improved $2.3 million in 1996 compared to 1995. The improvement resulted principally from increased GLA due to the Merger and the Portfolio Expansion.


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

     Additionally, the Company has an unsecured revolving credit facility that expires in August 1998 for $4.0 million with a Michigan bank for working capital requirements, which was completely outstanding as of December 31, 1997. Interest on borrowings under this facility is charged at the prime rate and the facility is recourse to the Company.

                              HORIZON GROUP, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)


     In 1996, the Company formed a venture (the "Venture") with a pension fund (the "Fund") advised by Heitman Capital Management. The Company contributed a 325,000 square foot center in the Finger Lakes region of New York in 1996 and a 67,000 square foot expansion in 1997 to the Venture. In exchange for the contribution, the Company received $34.9 million and $7.6 million in cash in 1996 and 1997, respectively, and a 50% interest in the Venture. The Fund contributed, concurrent with the Company's contribution of property, $34.9 million and $7.6 million in cash in 1996 and 1997, respectively, in return for a $38.2 million preferred equity position that earns a 9.6% return on the outstanding balance and a 50% ownership in the Venture. The Fund's entire equity position, upon election of the Fund, is convertible into 2.2 million shares of the Company's Common Stock. The Venture is a limited liability corporation in which the Company owns 50% of the voting interest; therefore, the Venture is accounted for under the equity method of accounting.


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

FUNDS FROM OPERATIONS BEFORE MINORITY INTERESTS


     Management believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, Funds From Operations ("FFO") should be considered. Management generally considers FFO to be an appropriate measure of the performance of an equity REIT. Funds From Operations before minority interests is defined as net income before minority interests (computed in accordance with generally accepted accounting principles) excluding (1) gains or losses from debt restructuring, certain one-time charges and write-downs and sales of property, (2) depreciation of real estate, (3) amortization other than the amortization of deferred financing costs and (4) adjustments for unconsolidated partnerships and joint ventures (Funds From Operations as defined by the National Association of Real Estate Investment Trusts in March 1995). The Company cautions that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by the Company may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent cash flow from operating activities in accordance with GAAP and is not indicative of cash available to fund all of the Company's cash needs. FFO should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flow as a measure of liquidity or the ability to service debt or to pay dividends. Funds From Operations before minority interests in 1997 decreased $22.9 million, or 34.5%, to $43.4 million compared to $66.3 million in 1996. The decline was principally due to the costs associated with the Dole Cannery project, and increased general and administrative and interest costs. Funds From Operations before minority interests increased $18.8 million, or 39.6%, to $66.3 million in 1996 compared to $47.5 million in 1995. The increase in 1996 was due to a full year of operations of outlet centers obtained in the Merger compared to a partial year of operations in 1995.


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

                              HORIZON GROUP, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997        1996       1995
                                                                ----        ----       ----
                                                               (THOUSANDS, EXCEPT PER SHARE
                                                                         AMOUNTS)
REVENUE
  Base rent.................................................  $110,753    $109,462    $68,533
  Percentage rent...........................................     3,924       3,136      2,441
  Expense recoveries........................................    32,686      33,776     18,930
  Other.....................................................     8,363       7,412      4,025
                                                              --------    --------    -------
     TOTAL REVENUE..........................................   155,726     153,786     93,929
                                                              --------    --------    -------
EXPENSES
  Property operating........................................    24,511      23,041     14,351
  Real estate taxes.........................................    12,930      11,913      6,148
  Land leases and other.....................................    12,317       1,476      1,159
  General and administrative................................    13,047      11,749      4,970
  Merger expense............................................     1,001
  Depreciation and amortization.............................    40,525      37,057     20,660
  Impairment and severance..................................     7,798      65,355
  Interest..................................................    48,889      38,693     19,270
                                                              --------    --------    -------
     TOTAL EXPENSES.........................................   161,018     189,284     66,558
                                                              --------    --------    -------
INCOME (LOSS) BEFORE GAIN ON SALE OF REAL ESTATE, MINORITY
  INTERESTS AND EXTRAORDINARY CHARGE........................    (5,292)    (35,498)    27,371
  Gain on sale of real estate...............................         8         563        776
                                                              --------    --------    -------
NET INCOME (LOSS) BEFORE MINORITY INTERESTS AND
  EXTRAORDINARY CHARGE......................................    (5,284)    (34,935)    28,147
  Minority interests........................................       993       8,080     (6,776)
                                                              --------    --------    -------
NET INCOME (LOSS) BEFORE EXTRAORDINARY CHARGE...............    (4,291)    (26,855)    21,371
  Extraordinary charge on debt prepayment, net of minority
     interests..............................................    (3,293)       (419)
                                                              --------    --------    -------
NET INCOME (LOSS)...........................................  $ (7,584)   $(27,274)   $21,371
                                                              ========    ========    =======
Weighted average common shares outstanding -- basic.........    23,848      20,395     14,016
Earnings per share -- basic and diluted:
Net income (loss) per common share before gain on sale of
  real estate and extraordinary charge......................  $   (.18)   $  (1.34)   $  1.47
Gain on sale of real estate.................................                   .02        .05
Net loss on extraordinary charge............................      (.14)       (.02)
                                                              --------    --------    -------
Net income (loss) per common share..........................  $   (.32)   $  (1.34)   $  1.52
                                                              ========    ========    =======


See accompanying notes to the consolidated financial statements.

                              HORIZON GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS


                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997            1996
                                                                 ----            ----
                                                                  (THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
ASSETS
Real estate, at cost:
  Land......................................................  $  144,589      $  134,506
  Buildings and improvements................................     947,144         830,548
  Construction in progress..................................       3,120          61,157
  Furniture, fixtures and equipment.........................      10,258          11,523
  Less accumulated depreciation.............................     (95,512)        (65,400)
                                                              ----------      ----------
     TOTAL REAL ESTATE......................................   1,009,599         972,334
Cash and cash equivalents...................................      12,091          16,464
Restricted cash.............................................         751
Tenant accounts receivable..................................       6,489           6,471
Due from joint venture......................................      11,639          13,764
Assets held for sale........................................       1,933          13,075
Deferred costs..............................................      18,708          20,145
Other assets................................................      11,456          17,286
                                                              ----------      ----------
     TOTAL ASSETS...........................................  $1,072,666      $1,059,539
                                                              ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Mortgages and other debt....................................  $  626,097      $  557,672
Accounts payable and accrued expenses.......................      20,516          30,709
Prepaid rents and other tenant liabilities..................       5,769           5,411
Other liabilities...........................................       7,955           5,524
Dividends and distributions payable.........................          15          14,832
                                                              ----------      ----------
     TOTAL LIABILITIES......................................     660,352         614,148
                                                              ----------      ----------
MINORITY INTERESTS..........................................      61,080          81,510
                                                              ----------      ----------
SHAREHOLDERS' EQUITY:
Common stock, $.01 par value, 47,000 shares authorized,
  24,067 and 22,826 issued and outstanding as of December
  31, 1997 and 1996, respectively...........................         241             228
Additional paid-in capital..................................     468,593         448,637
Dividends in excess of net income...........................    (117,600)        (84,984)
                                                              ----------      ----------
     TOTAL SHAREHOLDERS' EQUITY.............................     351,234         363,881
                                                              ----------      ----------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............  $1,072,666      $1,059,539
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

                              HORIZON GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1997           1996           1995
                                                                 ----           ----           ----
                                                                             (THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) before extraordinary charge.............     $  (4,291)     $ (26,855)     $  21,371
Adjustments to reconcile net income (loss) before
  extraordinary charge to net cash provided by operating
  activities:
  Minority interests in net income (loss).................          (993)        (8,080)         6,776
  Depreciation............................................        37,642         35,069         19,655
  Amortization............................................         5,524          2,690          2,081
  Gain on sale of real estate.............................            (8)          (563)          (776)
  Loss on asset impairment................................         7,798         61,653
  Compensation related to stock bonus arrangement.........                            9             97
Changes in assets and liabilities:
  Tenant accounts receivable..............................           (18)            46         (4,198)
  Due from joint venture..................................         2,125        (13,763)
  Deferred costs and other assets.........................         2,727        (15,961)        (7,909)
  Accounts payable and accrued expenses...................        (7,224)        (7,103)           (19)
  Other liabilities.......................................         2,332          1,897           (589)
  Prepaid rents and other tenant liabilities..............           396            908           (770)
                                                               ---------      ---------      ---------
  NET CASH PROVIDED BY OPERATING ACTIVITIES...............        46,010         29,947         35,719
                                                               ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for real estate and improvements...........       (86,618)       (95,943)      (146,165)
  Proceeds from sale of real estate.......................         4,643          1,508          1,185
  Investment in restricted cash...........................          (751)
  Distributions from joint venture........................         7,600         34,900
  Business acquired, net of cash received.................                                      (5,936)
                                                               ---------      ---------      ---------
  NET CASH USED IN INVESTING ACTIVITIES...................       (75,126)       (59,535)      (150,916)
                                                               ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of common stock..............         5,940         45,124
  Dividends...............................................       (37,129)       (40,883)       (25,392)
  Distributions to minority interests.....................        (7,493)       (13,054)        (7,086)
  Proceeds from borrowings................................       261,738        197,067        137,451
  Principal payments on mortgages and other debt..........       (42,543)      (115,633)       (27,378)
  Debt issue costs........................................        (5,375)        (6,501)        (2,805)
  Net proceeds (repayments) on revolving credit
     facilities...........................................      (150,395)       (26,635)        42,122
  Proceeds from the exercise of stock options.............                                         680
                                                               ---------      ---------      ---------
  NET CASH PROVIDED BY FINANCING ACTIVITIES...............        24,743         39,485        117,592
                                                               ---------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......        (4,373)         9,897          2,395
CASH AND CASH EQUIVALENTS:
  BEGINNING OF YEAR.......................................        16,464          6,567          4,172
                                                               ---------      ---------      ---------
  END OF YEAR.............................................     $  12,091      $  16,464      $   6,567
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


     At December 31, 1997 and 1996, the Company had an aggregate cost basis of $868.9 million and $855.8 million, respectively, in its real estate assets for federal income tax purposes. The cost of real estate assets are depreciated on the straight-line method over estimated useful lives which are:


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


     REVENUE RECOGNITION -- Leases with tenants are accounted for as operating leases. Minimum annual rentals are generally recognized on a straight-line basis over the term of the respective lease. As a result of recording rental revenue on a straight-line basis, the Company has recorded receivables from tenants, net of reserves, in the amount of $3.3 million and $2.5 million as of December 31, 1997 and 1996, respectively, which the Company expects to collect over the remaining life of the leases rather than currently. Contingent rentals based on common area maintenance expenses and certain other expenses are accrued in the period in which the related expense is incurred. Percentage rents are accrued on the basis of reported tenant sales. Accounts receivable are reflected net of reserves of $2.4 million and $2.1 million as of December 31, 1997 and 1996, respectively. The provision for doubtful accounts in 1997, 1996 and 1995 was $1.1 million, $2.1 million and $0.3 million, respectively.


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


     On April 1, 1998, the Company consummated an agreement with Castle & Cooke Properties, Inc. which released the Company from its obligations under its long-term lease of the Dole Cannery outlet center in Honolulu, Hawaii, in connection with the formation of a joint venture with certain affiliates of Castle & Cooke, Inc. ("Castle & Cooke") to operate such property. Under the terms of the agreement, Castle & Cooke, the landlord of the project, released the Company from all post-closing obligations under the lease, which expires in 2045, in exchange for the Company's conveyance to the joint venture of its rights and obligations under such lease. The agreement also provided that the Company transfer to such joint venture substantially all of the Company's economic interest in its outlet center in Lake Elsinore, California together with vacant property located adjacent to the center. The Company expects to record an approximate net loss of $30.0 million to reflect the transfer of the economic interest in this property. The Company holds a small minority interest in the joint venture but has no obligation or commitment with respect to the operations of the Dole Cannery project following the closing.


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

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

     Minimum future rentals to be received under non-cancelable leases as of December 31, 1997 are summarized as follows (in thousands):


1998                                                          $106,748
1999                                                            95,787
2000                                                            77,397
2001                                                            57,875
2002                                                            37,648
Thereafter                                                      75,683
                                                              --------
Total                                                         $451,138
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

     The Company leases land and a building for outlet centers under five operating lease agreements expiring through the year 2093. At December 31, 1997, future minimum cash rental commitments were as follows (in thousands):


1998                                                           $ 1,864
1999                                                             1,053
2000                                                             1,053
2001                                                             1,053
2002                                                             1,053
Thereafter                                                      75,091
                                                               -------
Total                                                          $81,167
                                                               =======



     The Company recognized lease expense of $8.2 million in 1997 and $0.6 million in 1996, on a straight-line basis, for its Dole Cannery project lease which expires in 2045. As discussed in Note 3 and reflected in the above table, the Company was released from its obligations under the Dole Cannery lease in conjunction with its joint venture agreement with Castle & Cooke.


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

NOTE 5 -- IMPAIRMENT AND SEVERANCE

     Results of operations for 1997 include a charge for asset impairment of $6.9 million to reduce six properties under sales agreements, subject to certain contingencies, to an amount equal to their estimated sales proceeds, less costs to dispose. At September 30, 1997, these six outlet centers were classified as held for sale resulting from these sales agreements. In November 1997, one property sold for $4.5 million. The remaining sales agreements were subsequently terminated. It was management's decision to then pursue the sale of only one of the outlet centers, the Algodones, New Mexico outlet center, which was classified as held for sale as of December 31, 1997. The remaining four outlet centers were subsequently reclassified to real estate assets at their fair values as of the date of the decision not to sell. The results of operations in 1997 also include a $.9 million charge due to discontinued development projects.

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

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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
                                                      =======    ========    =======


     Outstanding options and convertible venture interests, other than the unitholders' minority interest, were excluded because the effect of such items were anti-dilutive for the periods presented.


NOTE 7 -- DEFERRED COSTS AND OTHER ASSETS


                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1997       1996
                                                                 ----       ----
Deferred costs consist of the following (in thousands):
Deferred leasing costs                                          $16,838    $14,650
Deferred financing costs                                         10,410     10,533
Other                                                               646        895
                                                                -------    -------
                                                                 27,894     26,078
Accumulated amortization                                         (9,186)    (5,933)
                                                                -------    -------
                                                                $18,708    $20,145
                                                                =======    =======
Other assets consist of the following (in thousands):
Future development projects                                     $ 1,879    $ 3,115
Escrow deposits                                                   4,505      6,064
Investment in Finger Lakes venture                                2,320      2,979
Other                                                             2,752      5,128
                                                                -------    -------
                                                                $11,456    $17,286
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


     In 1996, the Company formed a venture (the "Venture") with a pension fund (the "Fund") advised by Heitman Capital Management, a company whose chairman of its board is also the chairman of the board of the Company. The Company contributed a 325,000 square foot center in the Finger Lakes region of New York in 1996 and a 67,000 square foot expansion in 1997 to the Venture. In exchange for the contribution, the Company received $34.9 million and $7.6 million in cash in 1996 and 1997, respectively, and a 50% interest in the Venture. The Fund contributed, concurrent with the Company's contribution of property, $34.9 million and $7.6 million in cash in 1996 and 1997, respectively, in return for a $38.2 million preferred equity position that earns a 9.6% return on the outstanding balance and a 50% ownership in the Venture. The Fund's entire equity position, upon election of the Fund, is convertible into 2.2 million shares of the Company's Common Stock, which represents an exercise price of $19.63 per share (the approximate market price of the Company's Common Stock on the issue date). The Venture is a limited liability corporation in which the Company owns 50% of the voting interest, therefore, the Venture is accounted for under the equity method of accounting.


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

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

     In 1996, the Company issued 1.5 million shares of Common Stock at a 5% discount to the then fair market value of $20.00 per share. Proceeds, net of associated professional fees, were $28.9 million. In addition, the Company instituted a Dividend Reinvestment Plan in 1996 that allows Shareholders to reinvest cash dividends into shares of Common Stock at a discount of 0-5% at the discretion of the Company. During 1997 and 1996, 0.3 million and 0.8 million common shares were issued for total proceeds of $5.9 million and $16.2 million, respectively. The Company has discontinued further stock issuances under the Dividend Reinvestment Plan based on the current market price of the Company's Common Stock.

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

                              HORIZON GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information regarding non-cash investing and financing activities are as follows:


                                                               1997     1996      1995
                                                               ----     ----      ----
Reclassification of assets held for sale to real estate
  assets                                                      $6,458
Reclassification of real estate assets to assets held for
  sale                                                         2,638   $13,075
Acquisition of property for debt assumed                                         $8,700
Contribution of assets to Venture                              8,471    36,317


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

NOTE 14 -- QUARTERLY FINANCIAL DATA (Unaudited)

     Summarized financial data by quarter for 1997 and 1996 is as follows:


                                               1ST                  2ND                   3RD                    4TH
                                             QUARTER              QUARTER               QUARTER                QUARTER
                                             -------              -------               -------                -------
                                                                     (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1997
Revenue                                       $37,303             $37,281               $38,023               $ 43,119
Expenses                                       35,693              35,486                40,031                 42,010
Impairment                                                                                6,877                    921
Gain on sale of real estate                                                                                          8
                                              -------             -------               -------               --------
Net income (loss) before minority
  interests and extraordinary charge            1,610               1,795                (8,885)                   196
Minority interests                               (278)               (263)                1,496                     38
                                              -------             -------               -------               --------
Net income (loss) before extraordinary
  charge                                        1,332               1,532                (7,389)                   234
Extraordinary charge                                               (3,293)
                                              -------             -------               -------               --------
Net income (loss)                             $ 1,332             $(1,761)              $(7,389)              $    234
                                              =======             =======               =======               ========
Net income (loss) per share -- basic and
  diluted                                     $   .06             $  (.07)              $  (.31)              $    .01
1996
Revenue                                       $37,004             $37,215               $38,651               $ 40,916
Expenses                                       26,788              27,724                31,307                 38,110
Impairment and severance                                                                                        65,355
Gain on sale of real estate                                                                 432                    131
                                              -------             -------               -------               --------
Net income (loss) before minority
  interests and extraordinary charge           10,216               9,491                 7,776                (62,418)
Minority interests                             (2,601)             (2,286)               (1,576)                14,543
                                              -------             -------               -------               --------
Net income (loss) before extraordinary
  charge                                        7,615               7,205                 6,200                (47,875)
Extraordinary charge                             (136)                                     (283)
                                              -------             -------               -------               --------
Net income (loss)                             $ 7,479             $ 7,205               $ 5,917               $(47,875)
                                              =======             =======               =======               ========
Net income (loss) per share -- basic and
  diluted                                     $   .39             $   .37               $   .28               $  (2.16)
1997 price range of
  common stock:
High                                          $    19  3/8        $    13 11/16         $    13  1/2          $     14  3/4
Low                                                12  7/8             10  3/8               11 13/16               10 11/16
1997 dividends per common share               $   .35             $   .35               $   .35               $     --
1996 price range of common stock:
High                                          $    23  1/4        $    21  3/4          $    21  3/8          $     21  3/4
Low                                                20  3/4             19  1/2               19  3/4                19
1996 dividends per common share               $  .505             $  .530               $  .530               $   .530

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

                                          /s/ Ernst & Young LLP
                                          --------------------------------------
                                          ERNST & YOUNG, LLP

Chicago, Illinois

March 13, 1998,


except for the second


paragraph of Note 3 and


the fourth and fifth paragraphs


of Note 4, as to which the date is


April 1, 1998